PROSPECTUS

                         6,296,251 Shares

                  Superior Energy Services, Inc.

                           Common Stock


     This Prospectus relates to 6,296,251 shares of common stock, $0.001 par value per share (the "Common Stock"), of Superior Energy Services, Inc. ("Superior" or the "Company"), which may be offered from time to time by the Company exclusively to the holders, and upon the exercise, of certain warrants previously issued by the Company (the "Offering").

     In July 1992, the Company issued 1,121,251 Class A Redeemable Common Stock Purchase Warrants ("Class A Warrants") to purchase Common Stock entitling the holder to purchase one share of Common Stock for $6.00 until July 6, 1997. In December 1995, the Company issued 5,175,000 Class B Redeemable Common Stock Purchase Warrants ("Class B Warrants") entitling the holder to purchase one share of Common Stock for $3.60 during the four-year period commencing December 8, 1996. All of the shares of Common Stock offered hereby are being offered by the Company exclusively to the holders of the Class A Warrants and Class B Warrants.

     The  Common Stock is currently traded on the Nasdaq National
Market under the symbol "SESI." On January 10, 1997, the last reported sales price of the Common Stock as reported by the Nasdaq National Market was $3-9/16.




   SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF
     CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING
               AN INVESTMENT IN THE COMMON STOCK.



  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
         SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
           ADEQUACY OR THIS PROSPECTUS.  ANY REPRESENTATION
              TO THE CONTRARY IS A CRIMINAL OFFENSE.


================================================================================================

                                   Price to     Underwriting Discounts  Proceeds to Company(2)
                                    Public        and Commissions(1)
________________________________________________________________________________________________
Per share, upon exercise of:
   Class A Warrant                  $6.00              $     -                  $6.00
   Class B Warrant                  $3.60              $     -                  $3.60
________________________________________________________________________________________________
Total                            $  6,727,506          $      -              $  6,727,506
                                  $18,630,000           $     -               $18,630,000
=================================================================================================
(1) No  commissions,  bonuses,  or  other  fees  will  be paid to any  person  in connection with the offer and sale of the Common Stock.
(2) Before deducting expenses estimated at $30,000.


                          January 10, 1997

                            AVAILABLE INFORMATION

   The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form SB-2 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock being offered pursuant to this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of any documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed or incorporated by reference as an exhibit to the Registration Statement.

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The Registration Statement, as well as such reports, proxy statements and other information filed with the Commission by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, and at the regional offices of the Commission at the following locations: New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048 and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission (http://www.sec.gov). The Company's Common Stock is traded on the Nasdaq National Market. Reports, proxy statements and other information may also be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.



                              PROSPECTUS SUMMARY

   This summary is qualified in its entirety by the more detailed information and the consolidated financial statements and other information appearing elsewhere in this Prospectus.

                                THE COMPANY

   Superior Energy Services, Inc. ("Superior" or the "Company"), through its subsidiaries, provides specialized oil field services in the Gulf of Mexico. The Company's services include plugging and abandoning oil and gas wells and providing wireline services, the manufacture, sale and rental of specialized oil well equipment and fishing tools, the development, manufacture, sale and rental of oil and gas drilling instrumentation and computerized rig data acquisition systems, and the development, manufacture and sale of oil spill containment booms and ancillary equipment.

Recent Developments

   On September 16, 1996, Superior acquired Dimensional Oil Field Services, Inc. ("Dimensional") through the merger of Dimensional with and into a wholly-owned subsidiary of the Company (the "Dimensional Acquisition"). Shareholders of Dimensional received an aggregate of 1,000,000 shares of Common Stock, $1.5 million cash and $1 million principal amount of promissory notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements included herein.

   The Company's executive offices are located at 1503 Engineers Road, Belle Chase, Louisiana and its telephone number at such address is (504) 393-7774.


The Offering

Common Stock offered                      6,296,251 shares

Nasdaq National Market symbol             SESI

Use of proceeds(1)                        The Company intends  to  use  the
                                          net proceeds of this Offering, if
                                          any,    for   general   corporate
                                          purposes.  See "Use of Proceeds."

Risk factors                              The Common  Stock  offered hereby
                                          involves a high degree  of  risk.
                                          See "Risk Factors."
_________________
(1) There can be no assurance that any of the Class A Warrants or Class B Warrants will be exercised before they expire and, as a result, that the Company will receive any proceeds from this Offering. Even if exercised, the Company cannot predict when the Class A Warrants or Class B Warrants will be exercised and the proceeds received.

                             Summary Consolidated Financial Data
                            (in thousands, except per share data)
                                    At or for the                      At or for the
                                   six months ended                      year ended
                                      June 30,                           December 31,
                             __________________________________  ________________________________

                                 Pro forma                           Pro forma
                                  combined                            combined
                                 as adjusted                         as adjusted
                                   1996        1996        1995         1995       1995     1994
                                ____________ _________   _________  ____________ ________ __________
Statement of Operations Data:
Revenues                         $ 12,798     $  9,330   $  6,147   $ 25,870    $ 12,338    $ 11,088
Income (loss) from operations       2,344        2,138        897     (3,339)     (2,708)      1,730
Other income (expense)                 94          132          8       (172)         (7)         74
Income (loss) before income
taxes                               2,438        2,270        905     (3,511)     (2,715)      1,804
Net income (loss)                   1,596        1,589        570(1)  (4,498)(1)  (3,355)(1)   1,137(1)
Net income (loss) per common
share                            $    .09      $   .09    $   .06    $  (.43)    $  (.38)    $   .14
Weighted average common shares
   outstanding                  18,629,763   17,079,763 8,400,000 10,397,946    8,847,946   8,400,000

Balance Sheet Data:
Working capital                  $  1,002       $ 2,796    $ 1,262        --    $    976      $ 1,274
Total assets                       26,882        20,145      5,300        --      22,984        4,422
Long-term  debt                       515            --         29        --         --            --
Stockholders' equity               18,006        14,718      2,487        --      13,094        2,273


(1)Prior  to  the  Reorganization  on  December  13,   1995,  the  Superior
  Companies,  with the exception of Superior Tubular Services,  Inc.,  were sub-chapter S corporations for income tax reporting purposes.  Net income
  (loss) reflects  pro  forma  income tax expense as if Superior had been a taxable entity for the entire periods presented.

                                 RISK FACTORS

  Prospective investors should carefully consider the following factors, in addition to other information contained in this Prospectus, regarding an investment in the Common Stock offered hereby.

  Industry Volatility. The demand for oil field services has traditionally been cyclical. Demand for the Company's services is significantly affected by the number and age of producing wells and the drilling and completion of new oil and gas wells. These factors are affected in turn by the willingness of oil and gas operators to make capital expenditures for the exploration, development and production of oil and natural gas. The levels of such capital expenditures are influenced by oil and gas prices, the cost of exploring for, producing and delivering oil and gas, the sale and expiration dates of leases in the United States and overseas, the discovery rate of new oil and gas reserves, local and international political and economic conditions and the ability of oil and gas companies to generate capital. Although the production sector of the oil and gas industry is less immediately affected by changing prices, and, therefore, less volatile than the exploration sector, producers would likely react to declining oil and gas prices by reducing expenditures, which could adversely affect the business of the Company. No assurance can be given as to the future price of oil and natural gas or the level of oil and gas industry activity.

         Seasonality. The businesses conducted by the Company are subject to seasonal fluctuation. The nature of the offshore oil and gas industry in the Gulf of Mexico is seasonal and depends in part on weather conditions. Purchases of the Company's products and services are also to a substantial extent, deferrable in the event oil and gas companies reduce capital expenditures as a result of conditions existing in the oil and gas industry or general economic downturns. Fluctuations in the Company's revenues and costs may have a material adverse effect on the Company's business and operations. Accordingly, the Company's operating results may vary from quarter to quarter, depending upon factors outside of its control.

         Dependence on Oil and Gas Industry; Dependence Upon Significant Customers. The Company's business depends in large part on the conditions of the oil and gas industry, and specifically on the capital expenditures of the Company's customers. Purchases of the Company's products and services are also, to a substantial extent, deferrable in the event oil and gas companies reduce capital expenditures as a result of conditions existing in the oil and gas industry or general economic downturns. The Company derives a significant amount of its revenues from a small number independent and major oil and gas companies. The inability of the Company to continue to perform services for a number of its large existing customers, if not offset by sales to new or existing customers, could have a material adverse effect on the Company's business and operations.

         Technology Risks. Sales of certain of the Company's products are based primarily on its proprietary technology. The Company's success in the sales of these products depends to a significant extent on the development and implementation of new product designs and technologies. Many of the Company's competitors and potential competitors have more significant resources than the Company. While the Company has patents on certain of its technologies and products, there is no assurance that any patents secured by the Company will not be successfully challenged by others or will protect them from the development of similar products by others.

         Intense Competition. The Company competes in highly competitive areas of the oil field business. The volatility of oil and gas prices has led to a consolidation of the number of companies providing services similar to the Company. This reduced number of companies competes intensely for available projects. Many of the competitors of the Company are larger and have greater financial and other resources than the Company. Although the Company believes that it competes on the basis of technical expertise and reputation of service, there can be no assurance that the Company will be able to maintain its competitive position.

         Potential Liability and Insurance. The operations of the Company involve the use of heavy equipment and exposure to inherent risks, including blowouts, explosions and fire, with attendant significant risks of liability for personal injury and property damage, pollution or other environmental hazards or loss of production. The equipment that the Company sells and rents to customers are also used to combat oil spills. Failure of this equipment could result in property damage, personal injury, environmental pollution and resulting damage. Litigation arising from a catastrophic occurrence at a location where the Company's equipment and services are used may in the future result in large claims. The frequency and severity of such incidents affect the Company's operating costs, insurability and relationships with customers, employees and regulators. Any increase in the frequency or severity of such incidents, or the general level of compensation awards with respect thereto, could affect the ability of the Company to obtain projects from oil and gas operators or insurance and could have a material adverse effect on the Company. In addition, no assurance can be given that the Company will be able to maintain adequate insurance in the future at rates it considers reasonable.

         Laws  and  Regulations.   The Company's business is  significantly
affected by laws and other regulations relating to the oil and gas industry, by changes in such laws and by changing administrative regulations. The Company cannot predict how existing laws and regulations may be interpreted by enforcement agencies or court rulings, whether additional laws and regulations will be adopted, or the effect such changes may have on it, its businesses or financial condition. Federal and state laws require owners of non-producing wells to plug the well and remove all exposed piping and rigging before the well is abandoned. A decrease in the level of enforcement of such laws and regulations in the future would adversely affect the demand for the Company's services and products. Numerous state and federal laws and regulations affect the level of purchasing activity of oil containment boom and consequently the Company's business. There can be no assurance that a decrease in the level of enforcement of laws and regulations in the future would not adversely affect the demand for the Company's products.

         Environmental Regulation. The Company believes that its present operations substantially comply with applicable federal and state pollution control, and environmental protection laws and regulations and that compliance with such laws has had no material adverse effect upon its operations to date. No assurance can be given that environmental laws will not, in the future, materially adversely affect the Company's operations and financial condition.

         Shares Eligible for Future Sale. As of the date of this Prospectus, the Company had 18,597,045 shares of Common Stock outstanding, of which 6,174,419 have been registered under the Securities Act and generally are freely transferable, (other than shares acquired by "affiliates" of the Company as such term is defined by Rule 144 under the Securities Act of 1933, as amended (the "Securities Act")). None of the 12,422,626 remaining shares of Common Stock issued by the Company were acquired in transactions registered under the Securities Act and, accordingly, such shares may not be sold except in transactions registered under the Securities Act or pursuant to an exemption from registration. Approximately 520,000 shares of Common Stock are eligible for sale in reliance upon exemptions from registration. The Company is unable to estimate the number of shares that will be sold since this will depend on the market price for the Common Stock, the personal circumstances of the sellers and other factors. Any future sale of substantial amounts of Common Stock in the open market may adversely effect the market price of the Common Stock offered hereby.

         Concentration of Common Stock Ownership. The Company's directors and executive officers and certain of their affiliates beneficially own 55.5% of the outstanding shares of Common Stock. Accordingly, these shareholders will have the ability to control the election of the Company's directors and the outcome of most other matters submitted to a vote of the Company's shareholders.

         Possible Volatility of Securities Prices. The market price of the Common Stock has in the past been, and may in the future continue to be, volatile. A variety of events, including quarter to quarter variations in operating results, news announcements or the introduction of new products by the Company or its competitors, as well as market conditions in the oil and gas industry, or changes in earnings estimates by securities analysts may cause the market price of the Common Stock to fluctuate significantly. In addition, the stock market in recent years has experienced significant price and volume fluctuations which have particularly affected the market prices of equity securities of many companies that service the oil land gas industry and which often have been unrelated to the operating performance of such companies. These market fluctuations may adversely affect the price of the Common Stock.

         No Dividends.The Company's Board of Directors has not paid any dividends on its Common Stock. The Company does not expect to declare or pay any dividends in the foreseeable future.

         Potential Adverse Effect of Issuance of Preferred Stock Without Stockholder Approval. The Company's Certificate of Incorporation authorizes the issuance of 5,000,000 shares of preferred stock, $.01 par value per share, with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Common Stock and, in certain circumstances, depress the market price of the Common Stock. In the event of issuance, the preferred stock could be utilized under certain circumstances as a method of discouraging, delaying or preventing a change in control of the Company. There can be no assurance that the Company will not issue shares of preferred stock in the future. See "Description of Securities."

         Key Personnel. The Company depends to a large extent on the abilities and continued participation of the its executive officers and key employees. The loss of the services of any of these persons would have a material adverse effect on the Company's business and operations.

Forward-Looking Statements

         This Prospectus contains certain forward-looking statements concerning the Company's operations, economic performance and financial condition, including in particular, the integration of the Company's recent and pending acquisitions into the Company's existing operations. Such statements are subject to various risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those identified under "Risk Factors" and elsewhere in this Prospectus.


                               USE OF PROCEEDS

      The net proceeds to the Company, if any, from the Offering will be up to $25.4 million. The Company will use the net proceeds of the Offering, if any, for working capital and other general corporate purposes. There can be no assurance that any of the Class A or Class B Warrants will be exercised before such Warrants expire and, as a result, that the Company will receive any proceeds from this Offering. Even if exercised, the Company cannot predict when the Class A or Class B Warrants will be exercised and the proceeds received.


                  DIVIDENDS AND PRICE RANGE OF COMMON STOCK

      The Common Stock is traded on the Nasdaq National Market under the symbol "SESI." The following table sets forth the high and low closing bid prices per share of the Common Stock as reported by the Nasdaq National Market for each fiscal quarter during the past three calendar years. Quotes represent "inter-dealer" prices without adjustments for mark-ups, mark-downs or commissions and may not represent actual transactions.

                                         Common Stock
Period                                High              Low
1994
  First Quarter                    6-1/4              4-1/8
  Second Quarter                   4-5/8                4
  Third Quarter                    5-1/4              4-1/4
  Fourth Quarter                   5-1/4              3-1/2

1995
  First Quarter                    3-3/4              2-1/2
  Second Quarter                   3-1/8                2
  Third Quarter                    3                  1-3/4
  Fourth Quarter                   2-11/16            1-1/2

1996
  First Quarter                    1-13/16            1-3/4
  Second Quarter                   3-1/8            1-15/16
  Third Quarter                    3                1-13/16
  Fourth Quarter                   3-5/8              2-5/8


      On January 10, 1997, the last reported sales price of the Common Stock on the Nasdaq National Market was $3-9/16 per share. At January 10, 1997, there were 67 record holders of the Common Stock.

      The Company has never declared or paid any cash dividends on the Common Stock and does not presently intend to pay cash dividends on the Common Stock in the foreseeable future. The Company intends to retain future earnings for reinvestment in its business. In addition, the Company's ability to declare or pay cash dividends is affected by the ability of the Company's present and future subsidiaries to declare and pay dividends or otherwise transfer funds to the Company since the Company conducts its operations entirely through its subsidiaries. Future loan facilities, if any, obtained by the Company or its subsidiaries may prohibit or restrict the payment of dividends or other distributions by the Company to its stockholders and the payment of dividends or other distributions by the Company's subsidiaries to the Company. Subject to such limitations, the payment of cash dividends on the Common Stock will be within the discretion of the Company's Board of Directors and will depend upon the earnings of the Company, the Company's capital requirements, applicable requirements of the applicable loan and other factors that are considered relevant by the Company's Board of Directors.


                                CAPITALIZATION

      The following table sets forth the consolidated unaudited capitalization of the Company on June 30, 1996 and on a pro forma basis to give effect to the Dimensional and Baytron Acquisitions and pro forma as adjusted to give effect to the exercise of the Class A and Class B Warrants. This table should be read in conjunction with the financial statements of the Company and Dimensional appearing elsewhere in this Prospectus. See "Index to Financial Statements."


                                           At June 30, 1996
                                         _______________________
                                            Pro Forma   Combined
                                    Actual   Combined, as adjusted,
                                   ________ __________ ____________
                                          (In thousands)
Long-term debt,
     including current maturities   $  1,490    $  3,318   $  3,318

Stockholders' equity:
     Preferred Stock, $.01 par
      value per share,
      5,000,000 shares
      authorized; no shares
      outstanding                   $    --      $   --     $   --
     Common Stock, $.001 par
      value per share, 40,000,000 shares
      authorized; 18,597,045
      shares issued and
      outstanding as adjusted for the
      Dimensional and Baytron
      acquisitions                   $    17     $   19      $   25
     Additional paid-in capital       16,265     19,551      44,902
     Accumulated deficit              (1,564)    (1,564)     (1,564)
       Total stockholders'equity     $14,718    $18,006     $43,363

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Reorganization

      For purposes of this discussion, the term "Small's" refers to the Company as of dates and periods prior to the Reorganization and the term "Company" refers to the combined operations of Small's, Oil Stop and Superior after the consummation of the Reorganization.

      On December 13, 1995, the Company consummated a share exchange (the "Reorganization") whereby it (i) acquired all of the outstanding capital stock of Superior Well Service, Inc., Connection Technology, Ltd. and Superior Tubular Services, Inc. (collectively "Superior") in exchange for 8,400,000 shares of Common Stock and (ii) acquired all of the outstanding capital stock of Oil Stop, Inc. ("Oil Stop") in exchange for 1,800,000 Common Stock and $2.0 million cash payable January 2, 1996.

      Due to the controlling interest the Superior shareholders have in the Company as a result of the Reorganization, among other things, the Reorganization has been accounted for as a reverse (i.e., a purchase of Small's by Superior) under the "purchase" method of accounting. As such, the Company's financial statements and other financial information now reflect the historical operations of Superior for periods and dates prior to the Reorganization. The net assets of Small's and Oil Stop have been reflected at their estimated fair value pursuant to purchase accounting at the date of the Reorganization. The net assets of Superior are reflected at their historical book values.

Comparison of the Results of Operations for the Six Months ended June 30, 1996 and 1995

      Revenues increased 52% for the six months ended June 30, 1996 as compared to the six months ended June 30, 1995. Of this increase, 30% is a result of increased levels of activity and 70% is the result of the acquisitions mentioned above.

      Cost of services for the six months ended June 30, 1996 increased 19% over the six months ended June 30, 1995. Of this increase, 26% is as a result of increased levels of activity and 74% is the result of the acquisitions. Depreciation increased $502,000 in the six months ended June 30, 1996 as compared to the six months ended June 30, 1995. The increase is primarily the result of the acquisitions made by the Company during 1996. General and administrative expenses increased 51% for the six months ended June 30, 1996 over the same period in 1995. Of this increase, 64% is the result of the acquisitions and 36% is the result of increased levels of activity.

      For the year ended August 31, 1995, Small's incurred a loss of $1,586,000 followed by a loss of $378,000 for the quarter ended November 30, 1995. The Company, in an effort to eliminate these continued losses, entered into a joint venture for its West Texas rental tool and fishing operations on January 15, 1996. As a result of the joint venture, the Company will have no liability for any operating losses that may be incurred by the joint venture. The Company's share of distributions will be $110,000 a month for the first 24 months and $80,000 a month for the remaining 36 months of the term of the joint venture.

Comparison of the Results of Operations for the Years Ended December 31, 1995 and December 31, 1994

      Revenues increased 6.0%, exclusive of Small's and Oil Stop since the consummation of the Reorganization, for the year ended December 31, 1995 primarily due to increased activity levels during the fourth quarter of 1995. Fourth quarter service revenues were 25.8% of the total year in 1995, as compared to 20.5% in 1994 and 18.7% in 1993.

      In 1995, cost of services, exclusive of Small's and Oil Stop, increased 7.8%. This increase is primarily due to the cost of support services required to maintain and support the Company's major customers primarily with engineering services. In 1995 and 1994, selling, general and administrative expenses, exclusive of Small's and Oil Stop, increased 19.6% and 23.6%, respectively. In 1995, 75% of the increase is the result of including a full year of Ace Rental and in 1994, 47% of the increase is a result of including Ace Rental for the six-month period ended December 31, 1994. The remaining increases are related primarily to increases in employee, travel and insurance expenses. Depreciation expense, exclusive of Small's and Oil Stop, increased 43.6% in 1995 and 40.0% in 1994. These increases were a result of additional equipment being placed in service.

      For the year ended August 31, 1995, Small's incurred a loss of $1,586,000 followed by a loss of $378,000 for the quarter ended November 30, 1995. The Company, in an effort to eliminate these continued losses entered into a joint venture for its West Texas rental tool and fishing operations subsequent to December 31, 1995. As a result of the joint venture, the Company will have no liability for any operating losses that may be incurred in the joint venture. The Company's share of distributions will be $110,000 a month for the first 24 months and $80,000 a month for the remaining 36 months of the term of the joint venture.

      At December 31, 1995, the Company elected the early adoption of Statement of Financial Accounting Standards (FAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. The undiscounted net cash flows from the joint venture were less than the carrying value of the associated fixed assets and associated goodwill indicating that an impairment had taken place. This resulted in the Company recognizing a non-cash charge for the impairment of long-lived assets of $4,042,000, consisting of a write-off of goodwill of $3,520,000 associated with the acquisition of Small's and a write off of $522,000 of property, plant and equipment.

      On December 13, 1995, simultaneous with the consummation of the Reorganization, the Company completed a public offering of 1,500,000 Units ("Units"), with each Unit consisting of three shares of the Company's common stock and three Class B redeemable Common Stock Purchase Warrants. On December 27, 1995, the Company sold an additional 225,000 Units. The offering, after the underwriting discount, non-accountable expenses and all other offering related expenses, provided the Company with approximately $9.3 million. The Company used the net proceeds provided by the offerings to repay a majority of Small's existing bank debt, fund the cash portion of the purchase price of Oil Stop and provide additional working capital for operations.

Capital Resources and Liquidity

      Net cash provided by operating activities was $415,000 for the six months ended June 30, 1996. This is a decrease of $261,000 as compared to the six months ended June 30, 1995. This is primarily the result of a $1.6 million reduction in the Company's accounts payable. Of the $1.6 million, $1.2 million is a result of a permanent reduction of Small's remaining obligations.

      The Company's working capital position improved to $2,796,000 at June 30, 1996 as compared to $976,000 at December 31, 1995. This was primarily the result of a $2,000,000 final payment made in connection with the acquisition of all the capital stock of Oil Stop as well as a reduction of debt of approximately $1.2 million. The Company's current ratio also improved from 1.10 at December 31, 1995 to 1.56 at June 30, 1996.

      The Company, in connection with the joint venture for its West Texas fishing and rental tool operations, sold land for $300,000. During the first six months of 1996 it also sold various equipment for approximately $57,000. Both these sales resulted in no gain or loss. In the first six months of 1996, the Company purchased approximately $572,000 of machinery and equipment. These purchases were funded primarily from cash generated from operations.

      On July 31, 1996, the  company  consummated  its purchase of Baytron,
Inc. for $1,100,000 of cash and 550,000 Common Stock.   The cash portion of
the purchase was made with available funds.

      On September 16, 1996, Superior acquired Dimensional through the merger of Dimensional with and into a wholly-owned subsidiary of the Company. Shareholders of Dimensional received an aggregate of 1,000,000 shares of Common Stock, $1.5 million cash and $1 million principal amount of promissory notes.

      The Company maintains a revolving credit facility which was increased in June 1996 from $1.4 million to $4.0 million. As of June 30, 1996, there were no amounts outstanding under this facility. The Company believes that its available funds, together with cash generated from operations and available borrowing capacity should be sufficient to support the Company's strategic and capital spending initiatives.

      Prior to the consummation of the Reorganization, Superior was a privately-held company that distributed substantially all of its earnings to its shareholders. As part of the Reorganization, Small's agreed that all sub-chapter S earnings prior to January 1, 1995, not previously distributed would be distributed to Superior shareholders in the form of a note. Accordingly, during 1995 $1,091,000 was distributed to the Superior shareholders and the Superior shareholders also received notes having an aggregate principal amount of $1,374,000 at the closing of the Reorganization. As a result of Superior's transition to public ownership as part of the Reorganization, these payments and distributions will not occur in future reporting periods.

      Inflation has not had a significant effect on the Company's financial conditions or operations in recent years.

Accounting Standard Issued but not Adopted

      In October 1995, Statement of Financial Accounting Standards (FAS) No. 123, Accounting for Stock-Based Compensation, was issued. FAS No. 123 encourages a fair value based method of accounting for the compensation costs associated with employee stock option and similar plans. However, it also permits the continued use of the intrinsic value based method prescribed by the Accounting Principles Board's Opinion No. 25 (Opinion No.
25), Accounting for Stock Issued to Employees. If the accounting prescribed by Opinion No. 25 is continued, then pro forma disclosure of net income and earnings per share must be presented as if the method of accounting defined in FAS No. 123 had been applied in both 1995 and 1996. FAS No. 123 is effective for the Company's 1996 fiscal year, though it may be adopted earlier.

      The Company has elected to continue to apply the provisions of Opinion No. 25 and will calculate compensation cost prescribed by FAS No. 123 and present pro forma disclosures in 1996. Until such calculations are completed, the Company cannot estimate the impact such will have on the pro forma disclosures.

                                   BUSINESS

General

      Superior Energy Services, Inc. (the "Company"), through its subsidiaries, provides an integrated range of specialized oilfield services in the Gulf of Mexico including oil and gas well plug and abandonment, wireline and workover services, the manufacture, sale and rental of specialized oil well equipment and fishing tools, the development, manufacture, sale and rental of oil and gas drilling instrumentation and computerized rig data acquisition systems, and the development, manufacture and sale of oil spill containment booms and ancillary equipment.

      On December 13, 1995, the Company consummated a share exchange (the "Reorganization") whereby it: (i) acquired all of the outstanding capital stock of Superior Well Service, Inc., Connection Technology, Ltd., Superior Tubular Services, Inc. and Ace Rental Tools, Inc. (collectively,
"Superior") in exchange for 8,400,000 shares of Common Stock and (ii) acquired all of the outstanding capital stock of Oil Stop, Inc. ("Oil Stop") in exchange for 1,800,000 shares of Common Stock and $2.0 million cash payable on January 2, 1996.

      As a result of the controlling interest the Superior shareholders have in the Company as a result of the Reorganization, the Reorganization has been accounted for as a reverse acquisition (i.e., a purchase of the Company by Superior) under the "purchase" method of accounting. Accordingly, the Company's financial statements and other financial information reflect the historical operations of Superior for periods and dates prior to the Reorganization. The Company's and Oil Stop's net assets at the time of the Reorganization have been reflected at their estimated fair value pursuant to purchase accounting at the date of the Reorganization. The net assets of Superior are reflected at their historical book values.

Business

      The Company provides plugging and abandonment and wireline services to oil and gas companies operating primarily in the Gulf of Mexico. When a well ceases producing oil and gas the owner is required by state and/or federal law to plug the well and remove all exposed piping and rigging. In order to plug the well, concrete is pumped into the well to form plugs that prevent debris, gas, oil or other material from escaping and contaminating the surrounding environment.

      Superior provides services and specialized equipment for plugging and abandonment jobs, as well as for non-plugging and abandonment jobs such as logging and pipe recovery. Wireline service personnel are cross-trained to work (i) plugging and abandonment jobs and (ii) perform wireline services in connection with remedial activities.

      The Company designs, manufactures and sells worldwide specialized computerized electronic torque and pressure control equipment used in connection with drilling and workover operations, as well as the manufacture of oil field tubular goods. The torque control equipment monitors the relationship between size, weight, grade, rate of makeup, torque and penetration of tubular goods to ensure a leak-free connection within the pipe manufacturer's specification. The electronic pressure control equipment monitors and documents internal and external pressure testing of tubular goods connections. The Company's patented thread protectors are used during drilling and workover operations to protect the pin end of tubular goods while being transported from the pipe rack to the drill floor.

      The Company manufactures, through third-party manufacturers, and sells oil spill containment inflatable boom and ancillary storage/deployment/retrieval equipment. The Company's inflatable boom utilizes continuous single-point inflation technology with air feeder sleeves in combination with mechanical check valves to permit continuous inflation of the boom material. The Company sells, rents and licenses oil spill containment technology to domestic and foreign oil companies, oil spill response companies and cooperatives, the United States Coast Guard and to foreign governments and their agencies.

      The Company rents specialized equipment onshore and offshore in oil and gas well drilling and other specialized rental equipment and fishing tools used in well work-over, completion and production activities. In connection with the rental of certain specialized equipment, such as fishing tools, the Company generally provides to the customer an operator who supervises the operations of the rental equipment on the well site. The Company's rental items include, in addition to the above, bits, gauges, hoses, pumps, spools and tubing which are supplied as equipment only. In January 1996, the Company entered into a joint venture with G&L Tool Company in which it contributed assets in West Texas to the joint venture.

Potential Liability and Insurance

      The Company's operations involve a high degree of operational risk, particularly of personal injuries and damage to equipment. The Company maintains insurance against risks that are consistent with industry standards and required by its customers. Although management believes that the Company's insurance protection is adequate, and that the Company has not experienced a loss in excess of policy limits, there can be no assurance that the Company will be able to maintain adequate insurance at rates which management considers commercially reasonable, nor can there be any assurance such coverage will be adequate to cover all claims that may arise.

Laws, Regulations and Environmental Matters

      The Company's operations are affected by governmental regulations in the form of federal and state laws and regulations, as well as private industry organizations. In addition, the Company depends on the demand for its services from the oil and gas industry and, therefore, is affected by changing taxes and other laws and regulations relating to the oil and gas industry generally.

      The exploration and development of oil and gas properties located on the outer continental shelf of the United States is regulate primarily by the Minerals Management Service of the United States Department of the Interior (the "MMS"). The MMS has promulgated federal regulations governing the plugging and abandonment of wells located offshore and the removal of all production facilities. The Company believes that its operations are in material compliance with these and all other regulations affecting the conduct of its business on the outer continental shelf of the United States.

      The Company's operations are also affected by numerous federal, state and local environmental protection laws and regulations. The technical requirements of these laws and regulations are becoming increasingly expensive, complex and stringent. These laws may provide for strict liability for damages to natural resources or threats to public health and safety. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. Certain environmental laws provide for joint and several strict liabilities for remediation of spills and releases of hazardous substances. In addition, companies may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. The Company's compliance with these laws and regulations has entailed certain additional expenses and changes in operating procedures. The Company believes the compliance with these laws and regulations will not have a material adverse effect on the Company's business or financial condition.

Competition and Customers

      The Company operates in highly competitive markets and, as a result, its revenue and earnings can be affected by competitive action such as price changes, new product developments, or improved availability and delivery. Competition in both services and products is based on a combination of price, service (including the ability to deliver services and products on a "as needed, where needed" basis), product quality and technical proficiency. The Company's competition includes small, single location companies, large companies with multiple operating locations and extensive inventories and subsidiaries of large companies having significant financial resources. The Company believes it competes based upon its technical capabilities, experience and personnel. Customers which accounted for 10% or more of the Company's revenue for the years ended December 31, 1995 and 1994 were as follows:

                                           1995           1994

            Chevron USA                    23.7%          16.8%
            Conoco, Inc.                   16.4%          18.8%

Employees

      As of October 31, 1996, the Company had approximately 188 employees. None of the Company's employees is represented by a union or covered by a collective bargaining agreement. The Company believes that its relations with its employees is good.


                                  MANAGEMENT

Executive Officers and Directors

      The following table sets forth certain information as of October 31, 1996 with respect to the directors and executive officers of Superior.

           Name                   Age                 Position


      Terence E. Hall              51        Chairman of the  Board,  Chief
                                             Executive Officer,
                                             President and Director
      Ernest J. Yancey, Jr.        47        Vice President and Director
      James E. Ravannack           35        Vice President and Director
      Robert S. Taylor             42        Chief Financial Officer
      Richard J. Lazes             48        President   of  Oil  Stop  and
                                             Director
      Kenneth C. Boothe            51        Director  and   President   of
                                             Superior Fishing
      Bradford Small               32        Director
      Justin L. Sullivan           56        Director

      Terence E. Hall has served as the Chairman of the Board, Chief Executive Officer, President and a Director of the Company since the consummation of the Reorganization. Since 1989, he has served as President and Chief Executive Officer of each of Superior Well Service, Inc., Connection Technology, Ltd. and Superior Tubular Services, Inc.

      Ernest J. Yancey, Jr. has served  as a Vice President and Director of
the Company since the consummation of the  Reorganization.   Since 1989, he
has served as Vice President - Operations of Superior Well Service, Inc.

      James E. Ravannack has served as a Vice President and Director of the Company since the consummation of the Reorganization. Since, 1989, he has served as Vice President - Sales of Superior Well Service, Inc.

      Richard J. Lazes has served as a Director of the Company since the consummation of the Reorganization. Mr. Lazes founded Oil Stop in May 1990 and has served as its President since then.

      Robert S. Taylor has served as Chief Financial Officer since March 1996. From May 1994 to January 1996, he served as Chief Financial Officer of Kenneth Gordon (New Orleans), Ltd. From November of 1989 to May 1994 he served as Chief Financial Officer of Plywood Panels, Inc., a manufacturer and distributor of plywood paneling and related wood products. Prior thereto, Mr. Taylor served as Controller for Plywood Panels, Inc. and Corporate Accounting Manager of D. H. Holmes Company, Ltd.

      Kenneth C. Boothe has served as a director since 1991. Mr. Boothe served as Chief Executive Officer and President of the Company from October 1993 until consummation of the Reorganization and as President of the Company's operating subsidiary, Small's Fishing & Rental, Inc. until May 1996. Mr. Boothe is now the senior partner with Boothe, Vassar, Fox & Fox, certified public accountants, Big Spring, Texas.

      Bradford Small has served as a Director of the Company since December 1993. From 1989 to January 1991, Mr. Small served as a minister of the Southern Hills Church of Christ in Abilene, Texas. From January 1991 until May 1995 he served as minister of Western Hills Church of Christ in
Amarillo, Texas. From May 1995 to May 1996 he served as minister of Highlands Church of Christ in Lakeland, Florida. From May 1996 to the present, Mr. Small's has been the minister of Amarillo South Church of Christ in Amarillo, Texas.

      Justin L. Sullivan has served as a Director of the Company since consummation of the Reorganization. Mr. Sullivan has been a business consultant to various companies since May 1993. From October 1992 to May 1993, Mr. Sullivan served as President of Plywood Panels, Inc., a manufacturer and distributor of plywood paneling and related wood products. From 1967 to September 1992, he served as Vice-President, Treasurer and Director of Plywood Panels, Inc. and its predecessor entities.

Summary Executive Officer Compensation

      The following summary compensation table sets forth information for each of the three fiscal years in the period ended December 31, 1995, concerning compensation for services in all capacities awarded to, earned by or paid to the most highly compensated executive officers of the Company whose aggregate cash compensation exceeded $100,000 (collectively, the "Named Executives").

                          Summary Compensation Table

                                    Name and Principal
                                        Position
                                  _____________________
                                   Annual Compensation   Long Term Compensation
                                  _____________________  ______________________

                       Year Ended          Other Annual      Securities
  Name and Principal    December   Salary$ Compensation($) Underlying Options(#)
  ___________________ ___________ _________ ______________ ____________________

T. Hall, President,
   CEO(1)                 1995       12,500       None        44,000

K. Boothe, President
    CEO(2)                1995       120,000      None          None
   President, CEO, CFO    1994       120,000      None          None
   Secretary, Treasurer(3)1993        75,000      None          None

(1) Terence Hall became Chairman of the Board, CEO and President on December 13, 1995 upon consummation of the Reorganization.
(2) Kenneth Boothe served as President and CEO until consummation of the Reorganization on December 13, 1995.
(3)   Became President and CEO in October 1993.

      In connection with the Reorganization, the Company entered into employment agreements with each of Terence E. Hall, Kenneth C. Boothe, Ernest J. Yancey, Jr., James E. Ravannack, Kenneth Blanchard and Richard J. Lazes (the "Executives"), providing for minimum annual salaries of $300,000, $120,000, $120,000, $120,000, $120,000 and $162,500 respectively, with 5% increases over and above the preceding year's salary during the term of the agreement. Under the employment agreements, Messrs. Hall, Yancey, Ravannack and Blanchard were granted ten-year options to purchase 44,000, 44,000, 44,000 and 18,000 shares of Common Stock, respectively, at $2.53 per share. Under the agreements, the Executives will also be provided with benefits under any employee benefit plan maintained by the Company for its employees generally, or for its executives and key management employees in particular, on the same terms as are applicable to other senior executives of the Company. Mr. Boothe's employment agreement was terminated May 1996.

      In addition to annual compensation and benefits, each of Messrs. Hall, Yancey, Ravannack and Blanchard will receive an annual bonus calculate as a percentage of the Company's year-end pre-tax, pre-bonus annual income ("Company's Income"), Mr. Boothe will receive an annual bonus calculated as a percentage of Superior Fishing's year-end pre-tax, pre-bonus annual income ("Superior Fishing Income") and Mr. Lazes will receive an annual bonus calculated as a percentage of Oil Stop's year-end pre-tax, pre-bonus annual income ("Oil Stop Income"). Mr. Hall's bonus will be in an amount equal to 1% of the Company's Income if the Company's Income is greater than $1.8 million but less than or equal to $2.0 million, 2% of the Company's Income if the Company's Income is greater than $2.0 million but less than or equal to $2.25 million, or 3% of the Company's Income if the Company's Income is greater than $2.25 million. The bonus for each of Messrs. Yancey, Ravannack and Blanchard will be in an amount equal to .443% of the Company's Income if the Company's Income is greater than $1.8 million but less than or equal to $2.0 million, .886% of the Company's Income if the Company's Income is greater than $2.0 million but less than or equal to $2.25 million, or 1.33% of the Company's Income if the Company's Income is greater than $2.25 million. Mr. Boothe's bonus will be in an amount equal to 5% of Superior Fishing Income if Superior Fishing Income is greater than $250,000 and less than or equal to $500,000; and 7% of Superior Fishing Income that is greater than $500,000. Mr. Lazes' bonus will be in an amount equal to 5% of Oil Stop's Income that is greater than $1.0 million but less than or equal to $1.5 million, 7.25% of Oil Stop's Income that is greater than $1.5 million but less than or equal to $2.0 million, and 10% of Oil Stop's Income that is greater than $2.0 million.

      The term of the employment agreements, except for Mr. Hall's agreement, will continue until December 13, 1998 unless earlier terminated as described below. The term of Mr. Hall's employment agreement will continue until December 13, 2000 unless earlier terminated as described below. The term of Mr. Hall's agreement will automatically be extended for one additional year unless the Company gives at least 90 days' prior notice that it does not wish to extend the term.

      Each employment agreement provides for the termination of the Executive's employment: (i) upon the Executive's death; (ii) by the Company or the Executive upon the Executive's disability; (iii) by the
Company for cause, which includes willful and continued failure substantially to perform the Executive's duties, or willful engaging in misconduct that is materially injurious to the Company, provided, however, that prior to termination, the Board of Directors must find that the Executive was guilty of such conduct; or (iv) by the Executive for good reason, which includes a failure by the Company to comply with any material provision of the agreement that has not been cured after ten days' notice. For a period of two years after any termination, the Executive will be prohibited from competing with the Company.

      Upon termination due to death or disability, the Company will pay the Executive all compensation owing through the date of termination and a benefit in an amount equal to nine-month's salary. Upon termination by the Company for cause or for termination by the Executive for other than good reason, the Executive will be entitled to all compensation owing through the date of termination. Upon termination by the Executive for good reason, the Executive will be entitled to all compensation owing through the date of termination plus his current compensation and the highest annual amount payable to Executive under the Company's compensation plans multiplied by the greater of two or the number of years remaining in the term of the Executive's employment under the agreement. In addition, if the termination arises out of a breach by the Company, the Company will pay all other damages to which the Executive may be entitled as a result of such breach.

      The following table sets forth information with respect to options granted to each of the Named Executives during the year ended December 31, 1995.


                                        Individual Grants
                Number of Securities   % of Total Options/SARs
                Underlying options/SARs Granted to Employee   Exercise or Base   Expiration
Name              Granted Employees         Fiscal Year          Price ($/SH)      Date
______________________________________________________________________________________________

Terence E. Hall         44,000                  29%                  $2.53   December 13, 2005
Kenneth C. Boothe           -                    -                      -             -


                            PRINCIPAL STOCKHOLDERS

      The following table sets forth as of October 31, 1996 certain information regarding beneficial ownership of the Common Stock by (i) each stockholder known by Superior to be the beneficial owner of more than 5% of the outstanding Common Stock after giving effect to the Offering, (ii) each director of Superior, (iii) each executive officer of Superior listed in the Summary Compensation Table set forth elsewhere herein, and (iv) all of Superior's directors and executive officers as a group. Unless otherwise indicated, Superior believes that the stockholders listed below have sole investment and voting power with respect to their shares based on information furnished to Superior by such owners.
                                                        Number of Shares
        Name and Address               Percentage        Beneficially
     of beneficial owner(1)             Percentage         Owned (2)
     _______________________       _________________  ___________________

Terence E. Hall                             19.2%         3,584,000(3)
Ernest J. Yancey, Jr.                       13.0%         2,416,000(3)
James E. Ravannack                          13.0%         2,424,000(3)
Richard J. Lazes                             9.7%         1,800,000
Justin L. Sullivan                           -                  -
Kenneth C. Boothe                            *              165,944(4)
Bradford Small                               *               25,000(5)
All Directors and Executive                 55.5%        10,414,944
Officers as a group
________________
*     Less than 1%.

(1) The address of Messrs. Hall, Yancey and Ravannack is 1503 Engineers Road, Belle Chasse, Louisiana 70037.
      Mr. Sullivan's address is 100 Napoleon Avenue, New Orleans, Louisiana
      70115.
      Mr. Boothe's address is 1001 East FM 700, Big Spring, Texas 79720. Mr. Small's address is 4101 W. 45th, #2004, Amarillo, Texas 79109.

(2) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.

(3) Includes 44,000 shares subject to issuance upon the exercise of options granted under the Incentive Plan.

(4) Represents 42,000 Common Stock owned outright, 41,926 Common Stock held in a trust, of which Kenneth Boothe is the sole voting trustee, 57,018 Common Stock held in a corporation for the benefit of Darnell Small, Kenneth Boothe and Bradford Small with respect to which Kenneth Boothe has the sole voting discretion and 25,000 Common Stock subject to issuance upon the exercise of options.

(5) Represents 25,000 Common Stock that may be acquired upon the exercise of warrants and represents less than one percent.


                         DESCRIPTION OF CAPITAL STOCK

      The authorized capital stock of Superior consists of 40 million shares of common stock, $.001 par value per share (the "Common Stock"), and 5 million shares of preferred stock, $.01 par value per share, issuable in series (the "Preferred Stock"). As of October 31, 1996, 18,597,045 shares of Common Stock were outstanding and held of record by approximately 65 persons, and no shares of Preferred Stock were outstanding. The following description of the capital stock and other security of Superior is qualified in its entirety by reference to Superior's Certificate of Incorporation (the "Certificate"), Bylaws and other documents evidencing the warrants, copies of which are filed as exhibits to the registration statement of which this Prospectus forms a part.

Common Stock

      Each holder of Common Stock is entitled to one vote for each share of Common Stock held of record on all matters on which stockholders are entitled to vote; stockholders may not cumulate votes for the election of directors. Subject to the preferences accorded to the holders of the Preferred Stock, if and when issued by the Board of Directors, holders of Common Stock are entitled to dividends at such times and in such amounts as the Board of Directors may determine. Superior has never paid cash dividends on its Common Stock and does not intend to pay dividends for the foreseeable future. See "Risk Factors - Dividend Policy." Upon the dissolution, liquidation or winding up of Superior, after payment of debts and expenses and payment of the liquidation preference plus any accrued dividends on any outstanding shares of Preferred Stock, the holders of Common Stock will be entitled to receive all remaining assets of Superior ratably in proportion to the number of shares held by them. Holders of shares of Common Stock have no preemptive, subscription, conversion or redemption rights and are not subject to further calls or assessments, or rights of redemption by Superior. The outstanding shares of Common Stock are, and the shares of Common Stock being sold in the Offering will be, validly issued, fully paid and nonassessable.

Preferred Stock

      Superior's Board of Directors has the authority, without approval of the stockholders, to issue shares of Preferred Stock in one or more series and to fix the number of shares and rights, preferences and limitations of each series. Among the specific matters that may be determined by the Board of Directors are the dividend rights, the redemption price, if any, the terms of a sinking fund, if any, the amount payable in the event of any voluntary liquidation, dissolution or winding up of the affairs of Superior, conversion rights, if any, and voting powers, if any.

      One of the effects of the existence of authorized but unissued Common Stock and undesignated Preferred Stock may be to enable the Board of Directors to make more difficult or to discourage an attempt to obtain control of Superior by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of Superior's management. If, in the exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal was not in Superior's best interest, such shares could be issued by the Board of Directors without stockholder approval in one or more transactions that might prevent or make more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. In this regard, Superior's Certificate grants the Board of Directors broad power to establish the rights and preferences of the authorized and unissued
Preferred Stock, one or more series of which could be issued entitling holders (i) to vote separately as a class on any proposed merger or consolidation, (ii) to cast a proportionately larger vote together with the Common Stock on any such transaction or for all purposes, (iii) to elect directors having terms of office or voting rights greater than those of other directors, (iv) to convert Preferred Stock into a greater number of shares of Common Stock or other securities, (v) to demand redemption at a specified price under prescribed circumstances related to a change of control or (vi) to exercise other rights designated to impede a takeover. The issuance of shares of Preferred Stock pursuant to the Board of Directors' authority described above may adversely effect the rights of holders of the Common Stock.

      In addition, certain other charter provisions that are described below may have the effect of either alone, in combination with each other or with the existence of authorized but unissued capital stock of making more difficult or discouraging an acquisition of Superior deemed undesirable by the Board of Directors.

Class B Warrants

      The Class B Warrants entitle the holder thereof to purchase one share of Common Stock for $3.60, subject to adjustments in certain circumstances, during the four-year period commencing December 8, 1996. The Company may call the Class B Warrants for redemption, in whole and not in part, at a price of $.01 per Class B Warrant at any time after they become exercisable on not less than 30 days' prior written notice to the Class B Warrant holders if the last sales price of the Common Stock has been at least 150% (initially $5.40) of the then current exercise price of the Class B Warrants per Common Stock for the 20 consecutive days ending on the third day prior to the date on which notice of redemption is given. The holders will have the right to exercise the Class B Warrants until the close of business on the date fixed for redemption.

      The Class B Warrants are issued in registered form under a warrant agreement, between the Company and American Stock Transfer & Trust Company, as Warrant Agent ("Warrant Agreement"). Reference is made to the Warrant Agreement (which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part) for a complete description of the terms and conditions applicable to the Class B Warrants (the description herein contained being qualified in its entirety by reference to such Warrant Agreement).

      The exercise price, number of Common Stock issuable on exercise of the Class B Warrants and the redemption price are subject to adjustment in certain circumstances, including a stock dividend, recapitalization, reorganization, merger or consolidation of the Company. However, the Class B Warrants are not subject to adjustment for issuance of Common Stock at a price below the exercise price of the Class B Warrants.

      The Class B Warrants will be exercisable commencing December 8, 1996 if at the time of exercise there is a current prospectus covering the Common Stock issuable upon exercise of such Class B Warrants under an effective registration statement filed with the Securities and Exchange Commission and such Common Stock have been qualified for sale or are exempt from qualification or the registration requirements under the securities laws of the state of residence of the holder of such Class B Warrants. Although the Company has committed to have all Common Stock so qualified for sale in those states and to maintain a current prospectus thereto until the expiration of the Class B Warrants, subject to the terms of the Warrant Agreement, there can be no assurance that it will be able to do so.

      The Class B Warrants may be exercised upon the surrender of the Class B Warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the Class B Warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price for the number of Class B Warrants. The holders do not have the rights or privileges of holders of Common Stock prior to the exercise of the Class B Warrants.

      No fractional Common Stock will be issued upon exercise of the Class B Warrants. However, if a warrant holder exercises all Class B Warrants then owned of record by him, the Company will pay to such warrantholder, in lieu of the issuance of any fractional Common Stock which is otherwise issuable to such warrantholder, an amount based on the market value of the Common Stock on the last trading day prior to the date of exercise.

Class A Warrants

      Each Class A Warrant entitles the registered holder thereof to purchase one share of Common Share at an exercise price of $6.00 per share, subject to adjustment, until July 6, 1997. The Class A Warrants were issued in registered form pursuant to the terms of a warrant agreement (the "Class A Warrant Agreement"). Reference is made to the Class A Warrant Agreement (which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part) for a complete description of the terms and conditions applicable to the Class A Warrants (the description herein contained being qualified in its entirety by reference to the Class A Warrant Agreement).

      The Company may call the Class A Warrants for redemption, in whole or in part, at a price of $.01 per warrant, at any time with the consent of Gaines, Berland Inc., upon not less 30 days' prior written notice to the holders, if the last sale price of the Common Stock has been at least $9.00 per share (150% of the then effective exercise price) for the 20 consecutive trading days ending on the third day prior to the date on which the notice of redemption is given. The holders will have the right to exercise the Class A Warrants until the close of business on the date fixed for redemption.

      The exercise price, number of Common Stock issuable on exercise of the Class A Warrants and redemption price are subject to adjustment in certain circumstances, including in the event of a stock dividend, recapitalization, reorganization, merger or consolidation of the Company. However, the Class A Warrants are not subject to adjustment for issuances of Common Stock at prices below their exercise price.

Limitation of Liability and Indemnification Matters

      The Company's Certificate of Incorporation provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the directors' duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law ("DGCL") relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) for any transaction from which the director derives an improper personal benefit. The provision does not apply to claims against directors for violations of certain laws, including federal securities laws. If the DGCL is amended to authorize further elimination or limitation of directors' liability, then the liability of directors of the Company shall automatically be limited to the fullest extent provided by law. The Certificate of Incorporation and the Bylaws of the Company also contain provisions to indemnify the directors, officers, employees or other agents to the fullest extent permitted by the DGCL. These provisions may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from directors. The Company believes that these provisions in the Certificate of Incorporation and Bylaws of the Company are necessary to attract and retain qualified persons as directors and officers.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Certain Charter and Bylaw Provisions

      Size of the Board of Directors; Removal of Directors; Filling of Vacancies on the Board of Directors. The Company's Bylaws provide that the number of directors shall be fixed by the Board of Directors but shall not be less than three nor more than eleven. The Company's Bylaws also provide that a newly created directorship resulting from an increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, removal or other cause may be filled by the affirmative of the majority of the remaining directors then in office, although less than a quorum, or by a sole remaining director. In addition, these provisions specify that directors elected to fill a vacancy or a newly created directorship on the Board of Directors will serve until the next annual meeting of stockholders and until their successors are elected and qualified, or until their earlier resignation or removal.

      Stockholder Action by Written Consent. Under Delaware law and under the Company's Bylaws, unless the certificate of incorporation specifies otherwise, any action that could be taken by stockholders at an annual or special meeting may be taken, instead, without a meeting and without notice to or a vote of other stockholders if a consent in writing is signed by holders of outstanding stock having voting power that would be sufficient to take such action at a meeting at which all outstanding shares were present and voted. As a result, stockholders may act upon any matter by a duly called meeting or by written consent.

      Amendment of the Bylaws. Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders; however, a corporation may in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. The Company's Certificate and Bylaws grant the Board of Directors the power to adopt, amend and repeal the Bylaws.

      Special Meetings of  the  Stockholders.   The Company's Bylaws permit
the directors to call special meeting of the stockholders.   The  Bylaws do
not permit stockholders to call special meetings.

Delaware Anti-Takeover Statute

      The Company is subject to Section 203 of the Delaware General Corporation Law, which prohibits Delaware corporations from engaging in a wide range of specified transactions with any interested stockholder, defined to include, among others, any person other than such corporation and any of its majority-owned subsidiaries who own 15% or more of any class or series of stock entitled to vote generally in the election of directors, unless, among other exceptions, the transaction is approved by (i) the Board of Directors prior to the date the interested stockholder obtained such status, or (ii) the holders of two-thirds of the outstanding shares of each class or series of stock entitled to vote generally in the election of directors, not including those shares owned by the interested stockholder.

      The provisions described above may tend to deter any potential unfriendly offers or other efforts to obtain control of the Company that are not approved by the Board of Directors and thereby deprive the stockholders of opportunities to sell shares of Common Stock at prices higher than the prevailing market price. On the other hand, these provisions will tend to assure continuity of management and corporate policies and to induce any person seeking control of the Company or a business combination with the Company to negotiate or terms acceptable to the then elected Board of Directors.

Transfer Agent, Warrant Agent and Exchange Agent

      The transfer and warrant agent and registrar for the Company's Common Stock is American Stock Transfer & Trust Company, 40 Wall Street, 46th Floor, New York, New York 10005.


                             PLAN OF DISTRIBUTION

      The Common Stock offered hereby is being offered by the Company exclusively to the holders of the Company's Class A and Class B Warrants. The Company does not have any agreement with any underwriter or other party for the distribution of the Common Stock offered hereby. The Common Stock is being offered by the Company through the Prospectus, and no commissions or other remunerations will be paid to any person for soliciting the exercise of the Class A and Class B Warrants and the sale of the Common Stock.

      Certain persons who acquire Common Stock upon exercise of the Class A and Class B Warrants may be deemed to be "issuers@ under the Securities Act of 1933, as amended (the "Securities Act") because of their relationship with the Company ("Affiliates") and, therefore, may be required to deliver a copy of this Prospectus, including a Prospectus Supplement, to any person who purchases shares of Common Stock acquired by such Affiliate through exercise of the Class A and/or Class B Warrants ("Restricted Shares"). In addition, any broker or dealer participating in any distribution of the Restricted Shares may be deemed to be an "underwriter" within the meaning of the Securities Act and, therefore, may be required to deliver a copy of this Prospectus, including a Prospectus Supplement, to any person who purchases any Restricted Shares from or through such broker or dealer.


                                LEGAL MATTERS

      The validity of the Common Stock offered hereby will be passed upon for Superior by Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P., New Orleans, Louisiana.


                                   EXPERTS

      The consolidated financial statements of Superior as of and for the two years ended December 31, 1995 included in this Prospectus and elsewhere in the Registration Statement have been audited by KMPG Peat Marwick LLP, independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of such firm as experts in accounting and auditing. The report of KPMG Peat Marwick LPP covering Superior's consolidated financial statements refers to the adoption in 1995 of the methods of accounting for the impairment of long-lived assets and for long-lived assets to be disposed of prescribed by Statement of Financial Accounting Standards No. 121.

      The financial statements of Dimensional as of and for the year ended December 31, 1995 included in this Prospectus and elsewhere in the Registration Statement have been audited by KMPG Peat Marwick LLP, independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of such firm as experts in accounting and auditing.



                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Superior Energy Services, Inc.

   Independent Auditors Report                                              F-1
   Consolidated Balance Sheets at December 31, 1995 and 1994                F-2
   Consolidated Statements of Operations for the years ended  December  31,
   1995 and 1994                                                            F-3
   Consolidated Statements of Changes in Stockholders' Equity for the years
    ended  December 31, 1995 and 1994                                       F-4
   Consolidated  Statements  of Cash Flows for the years ended December 31,
    1995 and 1994                                                           F-5
   Notes to Consolidated Financial Statements                               F-6
   Condensed Consolidated Balance  Sheets  as  of June 30, 1996 (unaudited)
    and December 31, 1995                                                   F-19
   Condensed Consolidated Statements of Operations  for  the  Three and Six
     Months ended June 30, 1996 and 1995 (unaudited)                        F-20
   Condensed Consolidated Statements of Cash Flows for the Six Months ended
     June 30, 1996 and 1995 (unaudited)                                     F-21
   Notes to Condensed Consolidated Financial Statements                     F-22

Dimensional Oil Field Services, Inc.

   Independent Auditors Report                                              F-25
   Balance Sheet at December 31, 1995                                       F-26
   Statement  of  Operations  and  Retained  Earnings  for  the  year ended
    December 31, 1995                                                       F-27
   Statement of Cash Flows for the year ended December 31, 1995             F-28
   Notes to Financial Statements                                            F-29
   Balance Sheet at June 30, 1996 (unaudited)                               F-33
   Statements of Operations and Retained Earnings for the Six Months  ended
June 30, 1996 and 1995 (unaudited)                                          F-34
   Statements of Cash Flows for the Six Months ended June 30, 1996 and 1995
(unaudited)                                                                 F-35
   Notes to Unaudited Financial Statements                                  F-36

Pro Forma Consolidated Financial Statements

   Unaudited Pro Forma Condensed Balance Sheet as of June 30, 1996          F-37
   Unaudited  Pro  Forma Condensed Statement of Earnings for the six months
    ended June 30, 1996                                                     F-39
   Unaudited Pro Forma  Condensed  Statement of Earnings for the year ended
    December 31, 1995                                                       F-40
   Notes to Unaudited Pro Forma Condensed Financial Information             F-42

                  Independent Auditors' Report


The Boards of Directors and Shareholders
Superior Energy Services, Inc.:


We have audited the consolidated balance sheets of Superior Energy Services, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, changes in stockholdersO equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the CompanyOs management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Superior Energy Services, Inc. and subsidiaries as of DecemberE31, 1995 and 1994, and the results of their operations and their cash flows for each of the years then ended in conformity with generally accepted accounting principles.

As discussed in note 9 to the consolidated financial statements, in 1995 the Company adopted the methods of accounting for the impairment of long-lived assets and assets to be disposed of prescribed by Statement of Financial Accounting Standards No. 121.



KPMG PEAT MARWICK LLP

New Orleans, Louisiana
March 15, 1996

                      SUPERIOR ENERGY SERVICES, INC.
                             AND SUBSIDIARIES
                       Consolidated Balance Sheets
                        December 31, 1995 and 1994
                              (in thousands)

        Assets                                     1995         1994
        ______                                     _____        _____

Current assets:
  Cash and cash equivalents                      $  5,068      $  207
  Accounts receivable - net of allowance
    for doubtful accounts of $204,000 in
    1995 and none in 1994                           3,759       2,072
  Notes receivable:
    Employees                                         -           108
    Other                                             -           120
  Inventories                                         968         242
  Deferred income taxes                               256         -
  Due from shareholders                               -           267
  Other                                               227         213
                                                  ________     ________
        Total current assets                       10,278       3,229

Property, plant and equipment - net                 6,904       1,193
Goodwill - net                                      4,576         -
Patent - net                                        1,226         -
                                                  ________     ________
                                                 $ 22,984     $ 4,422
                                                  ========     ========
           Liabilities and Stockholders' Equity

Current liabilities:
  Notes payable                                  $  1,249    $    750
  Accounts payable                                  2,345         826
  Due to shareholders                               3,422         179
  Unearned income                                   1,085         -
  Accrued expenses                                    456         -
  Income taxes payable                                545         -
  Other                                               200         200
                                                  ________     ________
        Total current liabilities                   9,302       1,955
                                                  ________     ________
Deferred income taxes                                 408         -
Other                                                 180        194

StockholdersO equity:
  Preferred stock of $.01 par value.
    Authorized - 5,000,000 shares;
    none issued                                       -           -
  Common stock of $.001 par value.
    Authorized - 25,000,000 shares;
    issued - 17,032,916                                17         248
  Additional paid-in capital                       16,230         -
  Retained earnings (deficit)                     (3,153)       2,025
                                                  ________     ________
        Total stockholders' equity                 13,094       2,273
                                                  ________     ________
                                                 $ 22,984     $ 4,422
                                                  ========     =========
See accompanying notes to consolidated financial statements.

                 SUPERIOR ENERGY SERVICES, INC.
                        AND SUBSIDIARIES

              Consolidated Statements of Operations

             Years ended December 31, 1995 and 1994
                      (in thousands, except
                         per share data)


                                            1995        1994
                                           ______     _______

Revenues                                 $  12,338   $ 11,088

Costs and expenses:
  Costs of services                          7,487      6,785
  Depreciation and amortization                259        149
  Impairment of long-lived assets            4,042        -
  General and administrative                 3,258      2,424
                                           ________   ________
       Total costs and expenses             15,046      9,358
                                           ________   ________
Income (loss) from operations              (2,708)      1,730

Other income (expense):
  Interest                                    (86)        (40)
  Other                                        79         114
                                           ________   ________
       Income (loss) before income taxes   (2,715)      1,804

Provision for income taxes                    131           -
                                           ________   ________
       Net income (loss)                $  (2,846)    $ 1,804
                                           ========   ========

Net income (loss) as adjusted for pro forma
  income taxes (unaudited):
    Income (loss) before income taxes as
     per above                           $  (2,715)    $  1,804
    Pro forma income taxes                     640          667
                                         ___________   _________
       Net income (loss) as adjusted for
         pro forma income taxes          $  (3,355)    $  1,137
                                         ===========   =========
  Net income (loss) per common share and common
    share equivalent                     $    (.38)    $    .14
                                         ===========  ==========
  Weighted average shares outstanding    8,847,946    8,400,000
                                         ===========  ==========

See accompanying notes to consolidated financial statements.

                 SUPERIOR ENERGY SERVICES, INC.
                        AND SUBSIDIARIES

   Consolidated Statements of Changes in Stockholders' Equity

                   December 31, 1995 and 1994
                (in thousands, except share data)

                            Common              Additional  Retained
                             stock     Common    paid-in    earnings
                             shares    stock     capital   (deficit)   Total
                            ________  ________   ________  __________ _________
Balance, December 31, 1993   3,550     $ 248     $   -      $ 1,689   $  1,937

Net income                      -          -         -        1,804      1,804
Shareholder
  distributions                 -          -         -       (1,468)    (1,468)
                            ________  _________  _________  _________ _________
Balance, December 31, 1994   3,550       248         -        2,025      2,273

Net loss                        -          -         -       (2,846)    (2,846)
Shareholder
  distributions                 -          -         -       (2,465)    (2,465)
Acquisition of Oil
  Stop, Inc.             1,800,000         2       3,598        -        3,600
Share exchange for the
  Superior Companies    10,037,700      (238)      3,350       133       3,245
Sale of common stock     5,175,000         5       9,265        -        9,270
Exercise of private
  warrants                  16,666         -          17        -           17
                         __________ __________  __________  __________ _________
Balance, December
   31, 1995             17,032,916     $  17    $ 16,230    $(3,153)   $ 13,094
                        =========== ==========  ==========  ========== =========



See accompanying notes to consolidated financial statements.

                    SUPERIOR ENERGY SERVICES, INC.
                           AND SUBSIDIARIES

                 Consolidated Statements of Cash Flows

                Years ended December 31, 1995 and 1994
                            (in thousands)

                                                   1995       1994
                                                   _____      _____
Cash flows from operating activities:
  Net income (loss)                               $(2,846)   $ 1,804
  Adjustments to reconcile net income (loss) to
    net cash provided by operating activities:
     Depreciation and amortization                    259        149
     Unearned income                                1,085         -
     Impairment of long-lived assets                4,042         -
     Gain on sale of property and equipment           -         (98)
     Deferred income taxes                           (444)        -
     Changes in operating assets and liabilities,
       net of acquisitions:
        Accounts receivable                          (384)      162
        Notes receivable                              120         -
        Inventories                                    61      (223)
        Other, net                                    141         8
        Accounts payable                             (332)     (170)
        Due to shareholders                         1,243         -
        Accrued expenses                               58         -
        Income taxes payable                          613         -
                                                  _________  __________
        Net cash provided by operating activities   3,616     1,632
                                                  _________  _________
Cash flows from investing activities:
  Proceeds from sale of property and equipment          -       118
  Payments for purchases of property and equipment   (610)     (550)
                                                  _________  _________
        Net cash used in investing activities        (610)     (432)
                                                  _________  _________
Cash flows from financing activities:
  Notes payable                                    (5,264)      206
  Due from (to) shareholders                          297       (48)
  Shareholder distributions                        (2,465)   (1,468)
  Advances on notes receivable                        -        (120)
  Proceeds from sale of common stock                9,287         -
                                                  _________  _________
        Net cash provided by (used in)
           financing activities                     1,855    (1,430)
                                                  _________  _________
        Net increase (decrease) in cash             4,861      (230)

Cash and cash equivalents at beginning of year        207       437
                                                  _________  _________
Cash and cash equivalents at end of year          $ 5,068    $  207
                                                  =========  =========

See accompanying notes to consolidated financial statements.

                 SUPERIOR ENERGY SERVICES, INC.
                        AND SUBSIDIARIES

           Notes to Consolidated Financial Statements

                   December 31, 1995 and 1994


 (1) Reorganization

    On December 13, 1995, the Company consummated a share exchange (the "Reorganization") whereby it (i) acquired all of the outstanding capital of Superior Well Service, Inc., Connection Technology, Ltd. and Superior Tubular Services, Inc. (collectively, "Superior") in exchange for 8,400,000 Common Shares and (ii) acquired all of the outstanding capital stock of Oil Stop, Inc. ("Oil Stop") in exchange for 1,800,000 Common Shares and $2.0 million cash payable on JanuaryE2, 1996.

    As used in the consolidated financial statements for Superior Energy Services, Inc., the term "Smalls" refers to the Company as of dates and periods prior to the Reorganization and the term "Company" refers to the combined operations of Small's, Oil Stop and Superior after the consummation of the Reorganization. Prior to the Reorganization, Small's was a holding company, the only operating subsidiary of which was Small Fishing and Rental, Inc. which has changed its name to Superior Fishing & Rental, Inc. ("Superior Fishing").

    As a result of the controlling interest the Superior shareholders have in the Company as a result of the Reorganization, among other factors, the Reorganization has been accounted for as a reverse acquisition (i.e., a purchase of Small's by Superior) under the "purchase" method of accounting. As such, the Company's consolidated financial statements and other financial information reflect the historical operations of Superior for periods and dates prior to the Reorganization. The net assets of Small's and Oil Stop, at the time of the Reorganization, have been reflected at their estimated fair value pursuant to purchase accounting at the date of the Reorganization. The net assets of Superior have been reflected at their historical book values.

    On December 13, 1995, simultaneous with the consummation of the Reorganization, the Company completed a public offering of 1,500,000 Units ("Units"), with each Unit consisting of three shares of the Company's common stock and three Class B redeemable Common Stock Purchase Warrants. On December 27,
    1995, the Company sold an additional 225,000 Units. The offerings after the underwriting discount, non-accountable expenses and all other offering related expenses provided the Company with approximately $9.3 million. Expenses associated with the offering were greater than anticipated as a result of professional costs.

                                                      (Continued)

                 SUPERIOR ENERGY SERVICES, INC.
                        AND SUBSIDIARIES

           Notes to Consolidated Financial Statements


 (2) Summary of Significant Accounting Policies

    (a) Basis of Presentation

      The consolidated financial statements include the accounts of Superior for the two years presented and those of Small's and Oil Stop from the date of the Reorganization. All significant intercompany accounts and transactions are eliminated in consolidation. The Company's fiscal year ends on December 31. Certain previously reported amounts have been reclassified to conform to the 1995 presentation.

    (b)  Business

      The Company is engaged in the business of providing offshore plugging and abandonment and wireline services, the development, manufacture and sale of electronic torque and pressure control equipment and thread protectors which are used in connection with oil and gas exploration, the development, manufacture and sale of oil spill containment boom and ancillary equipment and the rental of specialized oil well equipment and fishing tools. A majority of the Company's business is conducted with major oil and gas exploration companies. The Company continually evaluates the financial strength of their customers but does not require collateral to support the customer receivables. The Company operated as one segment in 1995 and 1994.

      Customers which accounted for 10 percent or more of revenue for the years ended December 31, 1995 and 1994, were as follows:

                                             1995      1994

         Chevron USA                         23.7%     16.8%
         Conoco Inc.                         16.4%     18.8%

    (c) Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
                                                      (Continued)

                 SUPERIOR ENERGY SERVICES, INC.
                        AND SUBSIDIARIES

           Notes to Consolidated Financial Statements


    (d)  Property, Plant and Equipment

      Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related lives as follows:

         Buildings 30 years
         Machinery and equipment 5 to 15 years
         Automobiles, trucks, tractors and trailers 2 to 5 years
         Furniture and equipment 5 to 7 years

      Effective in the fourth quarter of 1995, the Company began assessing the impairment of capitalized costs of long-lived assets in accordance with Statement of Financial Accounting Standards (FAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. Under this method, the Company assesses its capitalized costs utilizing its current estimate of future revenues and operating expenses. In the event net undiscounted cash flow is less than capitalized costs, an impairment loss is recorded based on estimated fair value, which would consider discounted future net cash flows.

    (e) Goodwill

      The Company amortizes costs in excess of fair value of net assets of businesses acquired using the straight-line method over a period of 20 years. Recoverability will be reviewed periodically by comparing the undiscounted fair value of cash flows of the assets to which the goodwill applies to the net book value, including goodwill, of assets.

    (f) Inventories

      Inventories are stated at the lower of average cost or market. The cost of booms and parts are determined principally on the first-in, first-out method.

    (g) Cash Equivalents

      The Company considers all short-term deposits with a maturity of ninety days or less to be cash equivalents.
                                                      (Continued)

                 SUPERIOR ENERGY SERVICES, INC.
                        AND SUBSIDIARIES

           Notes to Consolidated Financial Statements


    (h) Revenue Recognition

      The Company recognizes revenues when services are provided and upon the completion of job orders from its customers. Rental income is recognized on a straight-line basis. Unearned income is recorded for lease payments in excess of rental income recognized.

    (i) Income Taxes

      The  Company  provides  for  income taxes in  accordance  with
      Statement of Financial Accounting Standards (FAS) No. 109, Accounting for Income Taxes. FAS No. 109 requires an asset and liability approach for financial accounting and reporting for income taxes. Deferred income taxes reflect the impact of temporary differences between amounts of assets for financial reporting purposes and such amounts as measured by tax laws.

    (j) Patents

      Patents are amortized using the straight-line method over the term of each patent.

    (k) Pro Forma Income Taxes and Earnings per Share

      Pro forma income tax expense and net income (loss) as adjusted for income taxes is presented on the Statement of Operations in order to reflect the impact on income taxes as if Superior had been a taxable entity for the entire two years presented. In computing weighted average share outstanding, 8,400,000 shares issued in exchange for Superior's capital stock is assumed to be outstanding as of January 1, 1994. All other common shares issued or sold are included in the weighted average shares outstanding calculation from the date of issuance or sale.

    (l) Financial Instruments

      The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and notes payable. The carrying amount of these financial instruments approximates their fair value.
                                                      (Continued)

                 SUPERIOR ENERGY SERVICES, INC.
                        AND SUBSIDIARIES

           Notes to Consolidated Financial Statements


 (3) Business Combinations

    On December 13, 1995, Small's acquired all of the capital stock of Superior for 8,400,000 Common Shares. Because of the controlling interest that Superior shareholders have in the combined entity, among other factors, the transaction has been accounted as a reverse acquisition which has resulted in the adjustment of the net assets of Small's to its estimated fair value as required by the rules of purchase accounting. The net assets of Superior are reflected at its historical book values. The valuation of Small's net assets is based upon the 1,641,250 Common Shares outstanding prior to the Reorganization at the approximate trading price of $2.00 at the time of the renegotiation of the Reorganization on August 25, 1995. The purchase price allocated to net assets was $3,283,000. The revaluation resulted in a substantial reduction in the carrying value of Small's property and equipment. The revaluation reflected excess purchase price of $3,520,000 over the fair value of tangible assets which was recorded as goodwill. At December 31, 1995, in applying the rules of FAS No. 121 (see
    Note 9), this goodwill was written off and the property and equipment was written down an additional $522,000.

    On December 13, 1995, the Company also acquired Oil Stop for the sum of $2.0 million in cash and 1.8 million Common Shares at the approximate trading price of $2.00 at the time of the renegotiation of the Reorganization on August 25, 1995 for a total purchase price of $5,600,000. The book values of Oil Stop's assets and liabilities approximated their fair values under the rules of purchase accounting. The excess purchase price over the fair value of the net assets of Oil Stop at December 13, 1995 of $4,585,000 was allocated to goodwill to be amortized over 20 years.

    Amortization expense was $10,000 in 1995 and none in 1994. Accumulated amortization expense at December 31, 1995 and 1994 was $10,000 and none, respectively.

    The following unaudited pro forma information presents a summary of consolidated results of operations of Superior, Small's and Oil Stop as if the Reorganization had occurred on January 1, 1994, with pro forma adjustments to give effect to amortization of goodwill, depreciation and certain other adjustments together with related income tax effects (in thousands except per share amounts):
                                        1995         1994
                                      _______       _______

      Net sales                    $  19,747      $  22,041
                                   ===========    ==========
      Net earnings (loss)          $  (3,880)     $     808
                                   ===========    ==========
      Earnings (loss) per share    $   (0.23)      $   0.05
                                   ===========    ===========

                                                      (Continued)

                 SUPERIOR ENERGY SERVICES, INC.
                        AND SUBSIDIARIES

           Notes to Consolidated Financial Statements


    The above pro forma financial information is not necessarily indicative of the results of operations as they would have been had the Reorganization been effected on the assumed date.

 (4) Leased Equipment

     In April 1993, Oil Stop, Inc. entered into an agreement to lease equipment (boom) to National Response Corporation for the period June 1993 through December 31, 1997. The lease is an operating lease. Equipment was delivered in four stages on separate delivery dates that commenced June 7, 1993 and ended August 15, 1993. The lessee has the option to purchase the equipment at the end of the lease term for $450,000. Rental payments are as follows (in thousands):

     1993                                      $    700
     1994                                           700
     1995                                         1,400
     1996                                           300
                                               __________
                                               $  3,100
                                               ==========

    Rental income is recognized on a straight-line basis. Unearned income is recorded for lease payments in excess of rental income recognized.

 (5) Property, Plant and Equipment

    A summary of property, plant and equipment at December 31, 1995 and 1994 (in thousands) is as follows:

                                         1995          1994
                                       _______      _________

      Buildings                     $    462          $   -
      Machinery and equipment          5,669            989
      Automobiles, trucks, trailers
        and tractors                     839            467
      Furniture and fixtures              74             10
      Construction-in-progress           360            131
      Land                               320            -
                                      _________      _________
                                       7,724          1,597
      Less accumulated depreciation      820            404
                                      _________     __________

      Property, plant and
         equipment, net             $  6,904         $ 1,193
                                      =========     ==========

                                                      (Continued)

                 SUPERIOR ENERGY SERVICES, INC.
                        AND SUBSIDIARIES

           Notes to Consolidated Financial Statements


 (6) Notes Payable

    The Company's notes payable as of December 31, 1995 and 1994 consist of the following (in thousands):
                                                         1995       1994
                                                         _____     ______
      Revolving line of credit in the original amount
      of $1,000,000 bearing a variable rate of interest
      which equals the Wall Street Journal posted
      prime rate (8.5% at December 31, 1995)
      plus 2%; principal due March 31, 1996              $   918    $   -

      Master note loan agreement with bank with a
      maximum principal amount of $1,400,000 bearing
      interest at the bank's prime rate plus 1/2% (10% at
      December 31, 1995)                                      -       605

      Installment notes payable, annual interest rates
      of 8.00% to 8.75% at December 31, 1995                  90       55

      Notes payable to insurance company, due July
      1996, annual interest rate of 7.5%                      96       90

      Other installment notes payable with interest
      rates ranging from 7.35% to 12.0% due in monthly
      installments through 1996                              145       -
                                                         __________ _________
                                                         $ 1,249     $ 750
                                                         ========== =========
(7) Income Taxes

    Prior to the Reorganization on December 13, 1995, the Superior Companies, with the exception of Superior Tubular Services, Inc., which is a sub-chapter C corporation, were sub-chapter S corporations for income tax reporting purposes. Therefore, through December 13, 1995, no provision for federal and state income taxes had been made. In accordance with the terms of the Reorganization, the sub-chapter S shareholders received a note to be paid in five equal installments during the twelve-month period ended NovemberE1, 1997 for undistributed earnings prior to January 1, 1995 in the amount of $1,374,000. In addition, they received $1,091,000 primarily to pay taxes on earnings from January 1, 1995 through December 13, 1995.

                                                      (Continued)

                 SUPERIOR ENERGY SERVICES, INC.

           Notes to Consolidated Financial Statements


    Proforma income tax expense and net income (loss) as adjusted for income taxes is presented on the Statements of Operations in order to reflect the impact of income taxes as if Superior had been a taxable entity for the entire two years presented.

    The components of income tax expense for the year ended December 31, 1995 are as follows (in thousands):

      Current:
        Federal                                      $  497
        State                                            78
                                                     _______
                                                        575
      Deferred:                                      _______
        Federal                                       (384)
        State                                          (60)
                                                     _______
                                                      (444)
                                                     _______
                                                     $  131
                                                     =======

    The   significant   components   of  deferred  tax  assets   and
    liabilities at December 31, 1995 are as follows ( in thousands):

      Deferred tax assets:
        Property, plant and equipment              $    527
        Unearned income                                 401
        Allowance for doubtful accounts                  75
        Net operating loss carryforward               1,118
                                                    _______
                                                      2,121
        Valuation allowance                         (1,900)
                                                    _______
               Net deferred tax asset                   221
                                                    _______
      Deferred tax liability , patent                 (373)
                                                    _______
                                                  $   (152)
                                                    =======

                                                      (Continued)

                 SUPERIOR ENERGY SERVICES, INC.
                        AND SUBSIDIARIES

           Notes to Consolidated Financial Statements


    A valuation allowance is provided to reduce the deferred tax assets to a level which, more likely than not, will be realized. The net deferred tax assets reflect management's estimate of the amount which will be realized from future profitability which can be predicted with reasonable certainty.

    As of December 31, 1995, the Company has a net operating loss carryforward of approximately $4.8 million which is available to reduce future Federal taxable income through 2010. The utilization of the net operating loss carryforward is limited to approximately $200,000 a year and will limit the ultimate utilization of the net operating loss carryforward to approximately $3.0 million.

    A reconciliation between the statutory federal income rate and the Company's effective tax rate on pretax income (loss) for the year ended December 31, 1995 is as follows:

      Federal  income tax rate                          (34.0)%
      Impairment of long lived assets                    50.6
      Sub-chapter S income not subject to corporate tax (17.2)
      Other                                               5.4
                                                        ________
      Effective income tax rate                           4.8%
                                                        ========

 (8) Joint Venture

    Subsequent to year end, on January 15, 1996, the Company entered into a joint venture with the G&L Tool Company ("G&L"), an unrelated party, which extends through JanuaryE31, 2001. The Company has contributed assets of Superior Fishing with a book value of approximately $4.5 million to the joint venture which will be engaged in the business of renting specialized oil well equipment and fishing tools to the oil and gas industry in connection with the drilling, development and production of oil, gas and related hydrocarbons.

    Superior Fishing will receive as its share of distributions from operations $110,000 a month commencing February 1996 through January 1998 and $80,000 a month for the period February 1998 through January 2001. The Company's share of distributions is personally guaranteed by a principal of G&L. In connection with the joint venture, Superior Fishing also sold G&L land for $300,000.

                                                      (Continued)

                 SUPERIOR ENERGY SERVICES, INC.
                        AND SUBSIDIARIES

           Notes to Consolidated Financial Statements


    The responsibility and authority for establishing policies relating to the strategic direction of the joint venture operations and ensuring that such policies are implemented have been vested in a policy committee consisting of three members, one of which is a Company employee. G&L will be responsible for the maintenance and repair, insurance and licenses and permits for all joint venture assets.

    At the end of the joint venture term, G&L will have at its election, the option to purchase all of the Superior Fishing assets contributed to the joint venture for $2 million.

 (9) Impairment of Long-Lived Assets

    The Company has elected the early adoption of Statement of Financial Accounting Standards (FAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. FAS No. 121 requires that when events or changes in circumstances indicate that carrying amounts of an asset may not be recoverable, there has been an impairment, and the asset should be written down to its fair asset value. In such instances where there is goodwill associated with the asset as a result of a business combination accounted for using the purchase method, the goodwill is eliminated before making any reduction of the carrying amounts of the impaired long lived asset.

    Subsequent to year end, the Company, through Superior Fishing, entered into the joint venture described in Note 8. The joint venture involves the utilization of the equipment and tools, buildings, autos and trucks of Superior Fishing. The undiscounted net cash flows from the joint venture were less than the carrying value of the above fixed assets and associated goodwill indicating that an impairment had taken place.

    The fair value of the fixed assets was determined by discounting the estimated net cash flows from the joint venture. The result was an impairment charge of $4,042,000, consisting of a write-off of goodwill of $3,520,000 associated with the acquisition of Small's and a write-off of $522,000 of property, plant and equipment.

                                                      (Continued)

                 SUPERIOR ENERGY SERVICES, INC.
                        AND SUBSIDIARIES

           Notes to Consolidated Financial Statements


(10) Stockholders' Equity

    Subsequent to year end at a special meeting of stockholders on February 23, 1996, the shareholders approved increasing the authorized number of common stock to 40,000,000. At December 31, 1995, the following were outstanding:

          (a) Class A Warrants issued in connection with the Company's initial public offering, entitling the holders to purchase an aggregate of 1,121,251 Common Shares until July 6, 1997 at an exercise price of $6.00 per Common Share;

          (b) Class B Warrants issued December 13, 1995 entitling the holder to purchase an aggregate of 4,500,000 Common Shares until December 13, 1999 at an exercise price of $3.60 per Common Share;

          (c) Warrants entitling the holders thereof to purchase an aggregate of 66,666 Common Shares until January 17, 2000 at an exercise price of $1.00 per share;

          (d) Options to purchase an aggregate of 75,000 Common Shares at an exercise price of $3.60 per share;

          (e) Options issued to management of Small's to purchase an aggregate of 150,000 Common Shares at an exercise price of $4.75 per share;

          (f) Options issued in July 1992 to purchase (a) an aggregate of 210,000 Common Shares until July 6, 1997 at an exercise price of $3.60 per share and (b) Class A Warrants at an exercise price of $.07 per warrant, which Class A Warrants entitle the holders thereof to purchase an aggregate of 210,000 Common Shares at a price of $6.00 per Common Share, and

          (g) Underwriters Unit Purchase Options issued December 13, 1995 entitling the holder to purchase up to 150,000 Units until December 13, 1999 at an exercise price of $10.40.

    In connection with the Reorganization, the Company entered into employment agreements with six executives. Under the employment agreements four executives were granted ten-year options to purchase 150,000 common shares at an exercise price equal to the fair market value of $2.53 on the date of the grant.

                                                      (Continued)

                 SUPERIOR ENERGY SERVICES, INC.
                        AND SUBSIDIARIES

           Notes to Consolidated Financial Statements


    Under a Stock Option Plan (1991 Option Plan), approved by Small's stockholders and Board of Directors, the Company may grant to officers, directors, employees, consultants and agents stock options for up to 75,000 shares of the Company's common stock. Stock options are exercisable at the greater of the fair market value of the common shares on the date of grant or $5.00 and options may not be granted to persons who hold 10% or more of the Company outstanding common shares on the date of a proposed grant. All options expire ten years from the date of grant. None of the stock options under the 1991 Option Plan has been granted.

    In October 1995, the shareholders approved the 1995 Stock Incentive Plan (Incentive Plan) to provide long-term incentives to its key employees, including officers and directors who are employees of the Company (Eligible Employees). Under the Incentive Plan, the Company may grant incentive stock options, non-qualified stock options, restricted stock, stock awards or any combination thereof to Eligible Employees for up to 600,000 shares of the Company's Common Stock. The Compensation Committee of the Board of Directors establishes the exercise price of any stock options granted under the Incentive Plan, provided the exercise price may not be less than the fair market value of a common share on the date of grant. Pursuant to employment agreements, four executives in December 1995 were granted ten-year options under the Incentive Plan to purchase 150,000 common shares at an exercise price equal to the fair market value of $2.53 on the date of grant. The options will vest and be exercisable six months from grant.

    In October 1995,  Statement  of  Financial  Accounting Standards
    (FAS) No. 123, Accounting for Stock-Based Compensation, was issued. FAS No. 123 encourages a fair value based method of accounting for the compensation costs associated with employee stock option and similar plans. However, it also permits the continued use of the intrinsic value based method prescribed by the Accounting Principles Board's Opinion No. 25 (Opinion No.
    25), "Accounting for Stock Issued to Employees." If the accounting prescribed by Opinion No. 25 is continued, then pro forma disclosure of net income and earnings per share must be presented as if the method of accounting defined in FAS No. 123 had been applied in both 1995 and 1996. FAS No. 123 is effective for the Company's 1996 fiscal year, though it may be adopted earlier.

    The Company has elected to continue to apply the provisions of Opinion No. 25 and will calculate compensation cost prescribed by FAS No. 123 and present pro forma disclosures in 1996. Until such calculations are completed, the Company cannot estimate the impact such will have on the pro forma disclosures.

                                                      (Continued)

                 SUPERIOR ENERGY SERVICES, INC.
                        AND SUBSIDIARIES

           Notes to Consolidated Financial Statements


(11) Commitments and Contingencies

    The Company leases certain office, service and assembly facilities under operating leases. The leases expire at various dates over the next several years. Total rent expense was $85,000 in 1995 and $62,000 in 1994. Future minimum lease payments under non-cancelable leases for the five years ending December 31, 1996 through 2000 are as follows: $133,000, $133,000, $108,000, $18,000 and none, respectively.

    From time to time, the Company is involved in litigation arising out of operations in the normal course of business. In management's opinion, the Company is not involved in any litigation, the outcome of which would have a material effect on its business or operations.

(12) Related Party Transactions

    The Company has entered into certain transactions which have given rise to amounts receivable from and payable to the shareholders. The balances at December 31, 1995 and 1994 were as follows (in thousands):

                                     1995            1994
                                     _____           _____

      Due from shareholders        $    -            $ 267
                                    =======          ======

      Due to shareholders          $ 3,422           $ 179
                                    =======          ======

    Due from shareholders at December 31, 1994 consisted of demand loans made in 1993 and 1994 which were repaid in 1995. Due to shareholders at December 31, 1995 consists of $2,000,000 due January 2, 1996 to the former sole shareholder of Oil Stop in the acquisition of that company and approximately $1,374,000 due to the former shareholders of Superior for undistributed earnings in sub-chapter S corporations prior to December 31, 1994. In 1994, the due to shareholders represents primarily amounts due for the purchase of various property and equipment in 1988 and 1992.

    The Company paid consulting fees to a director, who is not an employee, of $25,000 in 1995 and $23,000 in 1994. The Company also paid a director, who is also an employee and a shareholder approximately $2,400 for rent in 1995. The Company is obligated to make such rent payments in the future as follows: $46,200 in 1996, $46,200 in 1997 and $46,200 in 1998. The Company also paid an employee $36,000 in 1995 and $15,000 in 1994 for the rent of two facilities. As of December 31, 1995, the Company negotiated the cancellation of lease with an officer and director in the amount of $125,000.

                Superior Energy Services, Inc. and Subsidiaries
                      Condensed Consolidated Balance Sheets
                       June 30, 1996 and December 31, 1995
                                (in thousands)

                                     6/30/96        12/31/95
                                   (Unaudited)      (Audited)
                                   ___________     ____________
ASSETS
Current assets:
  Cash and cash equivalents         $  2,114         $  5,068
  Accounts receivable - net            4,050            3,759
  Inventories                          1,200              968
  Deferred income taxes                  256              256
  Other                                  195              227
                                  ____________     ____________
          Total current assets         7,815           10,278

Property, plant and equipment - net    6,693            6,904

Goodwill - net                         4,461            4,576

Patent - net                           1,176            1,226
                                  ____________    ____________
          Total assets              $ 20,145         $ 22,984
                                  ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable - bank              $    94          $  1,249
  Accounts payable                      734             2,345
  Notes payable - other               1,396             3,422
  Unearned income                       738             1,085
  Accrued expenses                      642               456
  Income taxes payable                1,215               545
  Other                                 200               200
                                  ____________     ____________
          Total current liabilities   5,019             9,302
                                  ____________     ____________
Deferred income taxes                   408               408
Other                                     -               180

Stockholders' equity:
  Preferred stock of $.01 par value.
Authorized,
    5,000,000 shares; none issued         -                 -
  Common stock of $.001 par value.
Authorized,
    40,000,000 shares; issued,
    17,047,045                           17                17
  Additional paid-in capital         16,265            16,230
  Accumulated deficit                (1,564)           (3,153)
                                  ____________     _____________
        Total stockholders' equity   14,718            13,094
                                  ____________     _____________
        Total liabilities and
          stockholders' equity      $20,145           $22,984
                                  =============    ==============

                  Superior Energy Services, Inc. and Subsidiaries
                  Condensed Consolidated Statements of Operations
                 Three and Six Months Ended June 30, 1996 and 1995
                      (in thousands, except per share data)
                                   (unaudited)

                                    Three Months           Six Months
                                 _____________________  ____________________

                                    1996      1995       1996      1995
                                    ____      _____      ____      _____

REVENUES                          $ 4,690    $ 3,211   $ 9,330    $ 6,147

Costs and expenses:
  Costs of services                 2,142      1,934     4,413      3,713
  Depreciation and amortization       297         47       590         88
  General and administrative        1,007        733     2,189      1,449
                                 __________ __________ _________  _________
     Total costs and expenses       3,446      2,714     7,192      5,250
                                 __________ __________ _________  _________
Income from operations              1,244        497     2,138        897

Other income (expense):
  Interest expense                    (18)       (29)      (48)       (48)
  Other                                15         (3)      180         56
                                 __________ __________ __________ __________
     Income before income taxes     1,241        465     2,270        905

Provision for income taxes            372          -       681          -
                                 __________ __________ __________ __________
Net income                         $  869     $  465   $ 1,589      $  905
                                 ========== ========== ========== ==========



Income before income taxes               Pro forma(1)         Pro forma(1)
   as per above                          $    465                  905
Pro forma income taxes                        172                  335
                                        ______________        _____________
Net income as adjusted for pro
forma income taxes                       $    293                  570
                                        ==============        =============
Net income per common share and
   common share equivalent        $  0.05     $  0.03   $  0.09     $  0.06
                                  ========    ========  ========    ========

Weighted average
  shares outstanding            17,086,611  8,400,000  17,079,763  8,400,000
                                ==========  =========  ==========  =========
(1) Net income as adjusted for pro forma income taxes

                    Superior Energy Services, Inc. and Subsidiaries
                   Condensed Consolidated Statements of Cash Flows
                      Six Months Ended June 30, 1996 and 1995
                               (in thousands)
                                (unaudited)

                                                     1996       1995
                                                    _____       _____
Cash flows from operating
activities:
  Net income                                       $ 1,589     $  905
  Adjustments to reconcile net income
    to net cash provided by operating activities:
      Depreciation and amortization                    590         88
      Unearned income                                 (347)         -
      Changes in operating assets and liabilities:
           Accounts receivable                        (336)      (626)
           Notes receivable                             -         110
           Inventories                                (232)       (46)
           Other - net                                 (68)        (7)
           Accounts payable                         (1,611)       203
           Due to shareholders                         (26)        49
           Accrued expenses                            186          -
           Income taxes payable                        670          -
                                               _____________  _____________
Net cash provided by operating activities              415        676
                                               _____________  _____________
Cash flows from investing activities:
  Proceeds from sale of property and equipment         357          -
  Payments for purchases of property and equipment    (572)      (342)
                                               ______________ ______________
          Net cash provided by (used in)
             investing activities                     (215)      (342)
                                               ______________ ______________
Cash flows from financing activities:
  Notes payable - bank                              (1,154)       462
  Deferred payment for acquisition of
     Oil Stop, Inc.                                 (2,000)         -
  Shareholder distributions                              -       (691)
                                               _____________  ______________
          Net cash provided by (used in)
            financing activities                    (3,154)      (229)
                                               _____________   _____________
          Net increase (decrease) in cash           (2,954)       105

Cash and cash equivalents at beginning of period     5,068        207
                                               _____________   _____________
Cash and cash equivalents at end of period         $ 2,114      $ 312
                                               =============   =============

                 SUPERIOR ENERGY SERVICES, INC.
                        AND SUBSIDIARIES

      Notes to Condensed Consolidated Financial Statements
             Six Months Ended June 30, 1996 and 1995


(1)  Reorganization

On December 13, 1995, the Company consummated a share exchange (the "Reorganization") whereby it (i) acquired all of the outstanding capital stock of Superior Well Service, Inc., Connection Technology, Ltd. and Superior Tubular Services, Inc. (collectively, "Superior") in exchange for 8,400,000 Common Shares and (ii) acquired all of the outstanding capital stock of Oil Stop, Inc. ("Oil Stop") in exchange for 1,800,000 Common Shares and $2.0 million cash.

As used in the consolidated financial statements, the term "Small's" refers to the Company as of dates and periods prior to the Reorganization and the term "Company" refers to the combined operations of Small's, Oil Stop and Superior after the consummation of the Reorganization.

As a result of the controlling interest the Superior shareholders have in the Company following the Reorganization, among other factors, the Reorganization has been accounted for as a reverse acquisition (i.e., a purchase of Small's by Superior) under the "purchase" method of accounting. As such, the Company's consolidated financial statements and other financial information reflect the historical operations of Superior for periods and dates prior to the Reorganization. The net assets of Small's and Oil Stop, at the time of the Reorganization, were reflected at their estimated fair value pursuant to purchase accounting at the date of the Reorganization. The net assets of Superior have been reflected at their historical book values.

(2)  Basis of Presentation

Certain information and footnote disclosures normally in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to rules and regulations of the Securities and Exchange Commission; however, management believes that this information is fairly presented. These financial statements and footnotes should be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 1995 and the accompanying notes and Management's Discussion and Analysis or Plan of Operation.

                                             (Continued)

                 SUPERIOR ENERGY SERVICES, INC.
                        AND SUBSIDIARIES

      Notes to Condensed Consolidated Financial Statements


The financial information for the six months ended June 30, 1996 and 1995, has not been audited. However, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the results of operations for the periods presented have been included therein. The results of operations for the first six months of the year are not necessarily indicative of the results of operations which might be expected for the entire year.

(3)  Pro Forma Income Taxes and Earnings per Share

Prior to the Reorganization, the Superior Companies, with the exception of Superior Tubular Services, Inc., which was a sub-chapter C corporation, were sub-chapter S corporations for income tax reporting purposes. Therefore, through June 30, 1995, no provision for federal and state income taxes had been made. Pro forma income tax expense and net income as adjusted for income taxes is presented for the three and six months ended June 30, 1995 on the Statement of Operations in order to reflect the impact on income taxes as if Superior had been a taxable entity during those periods. In computing weighted average share outstanding, 8,400,000 shares issued in exchange for Superior's capital stock is assumed to be outstanding as of January 1, 1995. All other common shares issued or sold are included in the weighted average shares outstanding calculation from the date of issuance or sale.

(4)  Joint Venture

On January 15, 1996, the Company entered into a joint venture with G&L Tool Company ("G&L"), an unrelated party, which extends through January 31, 2001. The Company has contributed assets of Superior Fishing with a book value of approximately $4.5 million to the joint venture which is engaged in the business of renting specialized oil well equipment and fishing tools to the oil and gas industry in connection with the drilling, development and production of oil, gas and related hydrocarbons.

Superior Fishing receives as its share of distributions from operations $110,000 a month commencing February 1996 through January 1998 and $80,000 a month for the period February 1998 through January 2001. The distributions are included in revenues on the Condensed Consolidated Statement of Operations. The Company's share of distributions is personally guaranteed by a principal of G&L. In connection with the joint venture, Superior Fishing also sold G&L land for $300,000.

                                                      (Continued)

                 SUPERIOR ENERGY SERVICES, INC.
                        AND SUBSIDIARIES

      Notes to Condensed Consolidated Financial Statements

The responsibility and authority for establishing policies relating to the strategic direction of the joint venture operations and ensuring that such policies are implemented have been vested in a policy committee consisting of three members, one of which is a Company employee. G&L will be responsible for the maintenance and repair, insurance and licenses and permits for all joint venture assets.

At the end of the joint venture term, G&L will have at its election, the option to purchase all of the Superior Fishing assets contributed to the joint venture for $2 million.

(5)  Stockholder's Equity

At a special meeting of stockholders on February 23, 1996, the shareholders approved increasing the authorized number of shares of common stock to 40,000,000.

(6)  Subsequent Event

Subsequent to June 30, 1996, the Company purchased Baytron, Inc. for $1,100,000 cash and 550,000 Common Shares. Baytron, Inc. designs, manufactures, sells and rents oil and gas drilling instrumentation and computerized rig data acquisitions systems used to monitor, display and record drill site functions. For the nine months ended June 30, 1996, Baytron recorded revenues of $2.0 million.

                         Independent Auditors' Report


The Board of Directors
Dimensional Oil Field Services, Inc.:

We have audited the accompanying balance sheet of Dimensional Oil Field Services, Inc. as of December 31, 1995, and the related statements of operations and retained earnings and cash flows for the year then ended.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence that supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dimensional Oil Field Services, Inc. as of December 31, 1995, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.


KPMG PEAT MARWICK LLP


New Orleans, Louisiana
November 11, 1996

                     DIMENSIONAL OIL FIELD SERVICES, INC.

                                Balance Sheet

                              December 31, 1995


                                    Assets

Current assets:
      Cash and cash equivalents                    $     103,198
      Accounts receivable - net of allowance
      for doubtful accounts of $39,342                 1,056,978
              Prepaid expenses                            73,593
                                                   _________________
            Total current assets                       1,233,769

Property and equipment - net                           1,140,054

Certificate of deposit                                    50,000

Other assets                                             103,339
                                                    ________________
                                                    $  2,527,162
                                                    ================

                     Liabilities and Stockholders' Equity

Current liabilities:
      Accounts payable and accrued expenses         $     907,563
      Current portion of notes payable                    225,756
                                                    _________________
            Total current liabilities                   1,133,319
                                                    _________________
Notes payable                                             287,500
Other liabilities                                          26,872

Stockholders' equity :
      Common stock no par value, authorized-100,000 shares;
                 issued - 100,000 shares                   17,663
      Retained earnings                                 1,061,808
                                                     ________________
            Total stockholders' equity                  1,079,471
                                                     ________________
                                                     $  2,527,162
                                                     ================
See accompanying notes to financial statements.

                     DIMENSIONAL OIL FIELD SERVICES, INC.

                Statement of Operations and Retained Earnings

                         Year ended December 31, 1995


Revenues                                              $ 4,123,376
                                                      ____________
Expenses:
      Cost of services                                   3,028,381
      Selling, general and administrative                  861,279
      Interest                                              62,489
      Depreciation                                         181,371
                                                      _____________
            Loss from continuing  operations               (10,144)

Discontinued operations (note 6 ):
      Loss  from operations of the
        discontinued wireline division                     (20,708)
                                                      ______________
            Net loss                                       (30,852)

Stockholder  distributions
(132,538)

Retained earnings at beginning of year                   1,225,198
                                                       ______________
Retained earnings at end of year                       $ 1,061,808
                                                       ==============


See accompanying notes to financial statements

                     DIMENSIONAL OIL FIELD SERVICES, INC.

                           Statement of Cash Flows

                         Year ended December 31, 1995




Cash flows from operating activities:
      Net loss  from continuing operations                     $  ( 10,144)
      Adjustments to reconcile net loss from continuing
        operations to net cash provided by operating activities:
          Depreciation                                             181,371
                  Allowance for doubtful accounts                   39,342
          Changes in operating assets and
            liabilities:
            Accounts receivable                                   (463,629)
            Prepaid expense                                         41,379
            Accounts payable and accrued expenses                  502,542
                    Other assets and liabilities, net               46,528
                    Net cash provided by continuing operations     337,389

                    Net cash provided by discontinued operations    36,695
                                                                  _________
            Net cash provided by operating activities              374,084
                                                                  _________
Cash flows from investing activities:

      Payments for purchases of property and equipment             (15,978)
      Certificate of deposit                                       (50,000)
                                                                  __________
            Net cash used in investing activities                  (65,978)
                                                                  __________
Cash flows from financing activities:
      Notes payable                                               (198,739)
Stockholder distributions                                          (16,100)
                                                                  __________
            Net cash used in financing activities                 (214,839)
                                                                  __________
            Net increase in cash                                    93,267

Cash and cash equivalents at beginning of year                       9,931
                                                                 __________
Cash and cash equivalents at end of year                         $ 103,198
                                                                 ==========
Supplemental disclosures on cash flow information -
    cash paid during the year for interest                       $  79,306
                                                                 ==========


See accompanying notes to financial statements.

                     DIMENSIONAL OIL FIELD SERVICES, INC.

                        Notes to Financial  Statements

                              December 31, 1995


(1)  Organization and Summary of Significant Accounting Policies

      (a) Organization

                   Dimensional Oil Field Services, Inc. (the Company) was incorporated under the laws of Louisiana and began its operations in 1979. The Company provides offshore oil and gas plug and abandonment services.

      (b)  Use of Estimates

            The preparation of financial statements requires management to make estimates and assumptions that effect the reported amounts in the financial statements and related disclosures. Actual results could differ from these estimates.

              (c) Property and Equipment

            Property and equipment is carried at cost. Depreciation is computed using the straight-line method based on the following estimated useful lives:

                                                Estimated
            Description                         useful lives

            Machinery and equipment              5-15 years
            Automobiles, trucks, trailers
                   and tractors                  3-5 years
            Furniture and equipment              5-7 years

      (d)  Income Taxes

            The Company with the consent of its stockholders, has elected under applicable provisions of the Internal Revenue Code not to be taxed as a corporation but to have its income taxed to the individual stockholders. Therefore, no provision for federal and state income taxes has been made in the accompanying financial statements.

      (e)  Cash Flows

             For purposes of the statement of cash flows, cash equivalents include demand deposits with original maturities of less than three months.

      (f)  Financial Instruments

            The Company's financial instruments consist of cash and cash equivalents, accounts receivable accounts payable and notes payable.
The carrying amount of these financial instruments approximates their fair value.

                        DIMENSIONAL OIL FIELD SERVICES, INC.

                            Notes to Financial  Statements

      g)  Revenue Recognition

            The Company recognizes  revenues as services are provided.


             (h)  Employee Benefit Plan

                  The Company has an elective employee benefit program which qualifies under section 401(k) of the Internal Revenue Code. The Company can make both discretionary and matching contributions at the discretion of the Board of Directors. In 1995, the Company matched up to 50% of the first six percent of participant retirement contributions. The Company's contribution was approximately $25,000 in 1995.

      (i) New Accounting Pronouncement

           In March 1995, Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," was issued by the Financial Accounting Standards Board. This statement is effective for fiscal years beginning after December 15, 1995. Management does not believe that this pronouncement will have a material impact on its financial statements.



(2)  Concentration of Credit Risk

      The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company places cash and temporary cash investments with high quality financial institutions and currently invests primarily in certificates of deposit.

      A majority of the Company's business is conducted with major oil and gas exploration companies with operations in the Gulf of Mexico. The Company continually evaluates the financial strength of their customers but does not require collateral to support the customer receivables.

      Customers which accounted for 10 percent or more of operating revenue were as follows for the year ended December 31, 1995:

                                                1995

Chevron USA                                     18.1%
Murphy Oil Corporation                          17.2%
Louisiana Department of Natural Resources       16.0%
Unocal                                          15.3%

      The Company's largest six customers accounted for approximately 82% of total revenues

                     DIMENSIONAL OIL FIELD SERVICES, INC.

                        Notes to Financial Statements

(3)  Property and Equipment

      A summary of property and equipment at December 31, 1995 follows:

        Machinery and equipment                         $  2,848,789
        Automobiles, trucks, trailers and tractors           157,622
        Leasehold improvements                                11,749
                                                        ______________
                                                           3,018,160

        Less accumulated depreciation                      1,878,106
                                                        ______________
            Net property and equipment                  $  1,140,054

(4)    Notes Payable

      A summary of notes payable at December 31, 1995 follows:

      Installment note payable, annual interest
      rate of 12.0%, due February 2003                  $     333,500

      Note payable to insurance company, due
      March 1996, annual interest rate of 7.19%                33,269

      Note payable to bank, annual interest rate of 10.0%,
                 due January 1996                             121,360

      Other installment notes payable with
      interest rates ranging from 7.0 % to 9.0 %
      due in monthly installments through                      25,127
                                                         _____________
                                                              513,256
      Less current portion                                    225,756
                                                         _____________
                                                          $   287,500
                                                         =============

     Maturities of long-term debt for the five years ended December 31, 2000 are as follows: $225,756, $46,000, $46,000, $46,000 and $46,000.

(5)   Commitments and Contingencies

      The Company leases, from its principal shareholder, an office and service facility under an operating lease. Total rent expense in 1995 was $56,000. Subsequent to year end, the Company renewed its lease for this facility through December 31, 2000. Future minimum lease payments under this non-cancelable lease are $54,000 annually through December 31, 2000.

      From time to time the Company is involved in litigation arising out of operations in the normal course of business. In management's opinion, the Company is not involved in any litigation, the outcome of which would have a material effect on its business operations.

                     DIMENSIONAL OIL FIELD SERVICES, INC.

                        Notes to Financial Statements

(6)   Discontinued Operations

      On December 29, 1995, the Company in a series of agreements distributed the assets of it's wireline division with a net book value of approximately $116,000 for 100,000 shares of Wireline Common Stock. The Company immediately distributed Wireline Common Stock to the stockholders of the Company. The net book value of approximately $116,000 is included in stockholder distributions. During the period ended December 29, 1995, Wireline lost $20,708 on revenues of $1,100,000.

(7)   Related Party Transaction

        The Company and the principal stockholder have entered into certain transactions which have given rise to a net due to shareholders of $23,128.
    This consists primarily of $50,000 which was loaned to the Company to obtain a letter of credit.

(8)   Subsequent Event

      On September 15, 1996, the stockholders, pursuant to a merger agreement, sold all its common stock for cash of $1,500,000, a promissory note of $1,000,000 and 1,000,000 share of Superior Energy Services, Inc.'s common stock. Promissory notes having an aggregate value of $750,000 are subject to a custodial agreement under which the notes will be released to the former Dimensional shareholders upon Dimensional's meeting specified earnings levels through December 31, 1998.

                     DIMENSIONAL OIL FIELD SERVICES, INC.

                                Balance Sheet
                                 (Unaudited)

                                June 30, 1996


                                    Assets

Current assets:
      Cash and cash equivalents                       $     11,957
      Accounts receivable - trade                        1,354,269
      Prepaid expenses                                     220,781
                                                      ______________
            Total current assets                         1,587,007

Property and equipment - net                             1,113,945

Certificate of deposit                                      50,000

Other assets                                                44,660
                                                      ______________
                                                     $   2,795,612
                                                      ==============
Liabilities and Stockholders' Equity

Current liabilities:
      Accounts payable and accrued expenses           $    878,765
      Current portion of notes payable                     351,294
                                                      ______________
            Total current liabilities                    1,230,059
                                                      ______________
Notes payable                                              264,500
Other liabilities                                           50,000

Stockholders' equity:
      Common stock no par value authorized -
      100,000 shares; issued - 100,000 shares              17,663
      Retained earnings                                 1,233,390
                                                      _______________
            Total stockholders' equity                  1,251,053
                                                      _______________
                                                      $ 2,795,612
                                                      ===============

See accompanying notes to financial statements.

                     DIMENSIONAL OIL FIELD SERVICES, INC.

                Statements of Operations and Retained Earnings
                                 (Unaudited)

                   Six Months Ended June 30, 1996 and 1995


                                            1996               1995
                                           _______            _______

Revenues                              $     2,352,463   $      1,241,916

Expenses:
      Cost of services                      1,223,912            880,583
      Selling, general and administrative     848,485            314,235
      Interest                                 30,983             26,643
      Depreciation                             77,501             72,978
                                         _______________  ________________
        Income (loss) from continuing
           operations                         171,582            (52,523)

Discontinued operations:
      Income from operations of the
      discontinued wireline division                -             56,681
                                         _______________   ________________
            Net income                        171,582              4,158

Stockholder distributions                           -            (16,100)

Retained earnings at beginning of year      1,061,808          1,225,198
                                         _______________    _______________
Retained earnings at end of year          $ 1,233,390       $  1,213,256
                                         ===============    ================
See accompanying notes to financial statements

                     DIMENSIONAL OIL FIELD SERVICES, INC.

                           Statements of Cash Flows
                                 (Unaudited)

                   Six Months Ended June 30, 1996 and 1995


                                                       1996        1995
                                                      _______    ________

Cash flows from operating activities:
      Net income (loss)                              $  171,582   $ (52,523)
      Adjustments to reconcile net income to net
        cash used by operating activities:
         Depreciation                                    77,501      72,978
         Changes in operating assets and
           liabilities:
         Accounts receivable                           (296,929)    (232,542)
         Other current assets and liabilities, net       34,913      (85,690)
         Accounts payable and accrued expenses         (211,261)     (42,868)
         Other non-current assets & liabilities, net     81,807       77,811
                                                     _____________ ____________
            Net cash used by continuing operations     (142,387)    (262,834)
            Net cash provided by discontinued operations     -       102,343
                                                     _____________ ____________
            Net cash used by operating activities      (142,387)    (160,491)
                                                     _____________ ____________

Cash flows from investing activities:
      Payments for purchases of property and equipment  (51,392)          -
      Certificate of deposit                                -        (50,000)
                                                      ____________  ___________
            Net cash used in investing activities       (51,392)     (50,000)
                                                      _____________  ___________
Cash flows from financing activities:
            Notes payable                               125,538      248,449
            Long term debt                              (23,000)     (23,000)
            Stockholder distributions                        -       (16,100)
                                                      _____________ ____________
            Net cash provided by financing activities   102,538      209,349
                                                      _____________ ___________

            Net increase (decrease) in cash              (91,241)     (1,142)

Cash and cash equivalents at beginning of year           103,198       9,931
                                                      _____________  __________
Cash and cash equivalents at end of year              $   11,957     $  8,789
                                                      =============  ==========


See accompanying notes to financial statements.

                     DIMENSIONAL OIL FIELD SERVICES, INC.

                        Notes  to Financial Statements
                                 (Unaudited)

                            June 30, 1996 and 1995


(1)  Basis of Presentation


 Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to rules and regulations of the Securities and Exchange Commission; however, management of Dimensional Oil Field Services, Inc. believes the disclosures which are made are adequate to make the information presented not misleading. These financial statements and footnotes should be read in conjunction with the financial statements and notes thereto included in Dimensional Oil Field Services, Inc. historical financial statements for the years ended December 31, 1995 included elsewhere herein.

The unaudited financial information for the six months June 30, 1996 and 1995 has not been audited by independent accountants; however, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the results of operations for the periods presented have been included therein. The results of operations for the first six months of the year are not necessarily indicative of the results of operations which might be expected for the entire year.


(2)  Adoption of Accounting Pronouncement


Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121 (SFAS No. 121) "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 sets forth guidelines regarding when to recognize an impairment of long-lived assets and how to measure such impairment. The adoption of SFAS No. 121 did not have an effect on the Company's financial position or results of operations.

Pro Forma Financial Information:

      The following unaudited pro forma condensed financial information is derived from the historical financial statements of Superior Energy Services, Inc., Small's, Oilstop, Dimensional Oilfield Services, Inc. and Baytron, Inc.. Adjustments have been made to reflect the financial impact of the Reorganization and purchase accounting for the Dimensional and Baytron acquisitions which would have been effected had the Reorganization and acquisitions taken place on January 1, 1995 with respect to the operating data and June 30, 1996 with respect to the balance sheet data. The pro forma adjustments are described in the accompanying notes and are based upon preliminary estimates and certain assumptions that management of the companies believe reasonable in the circumstances. This pro forma information is not necessarily indicative of the results of operations had the acquisitions been effected on the assumed date.

      The Company, pursuant to a merger, acquired all the common stock of Baytron, Inc. on July 31, 1996. Although Baytron, Inc. did not meet the reporting requirements under regulation S-B, it has been included in the following pro forma financial information.

               SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES
                 UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
                                JUNE 30, 1996
                                (in thousands)


                                  Historical     Historical     Historical    Pro forma
                                   Superior      Dimensional      Baytron     Adjustments   Pro forma
                                 ____________  ______________  ____________ ______________ ___________

ASSETS

Current assets:
  Cash and cash equivalents       $  2,114        $    12        $    83      $  (600)(A)    $   509
                                                                               (1,100)(B)

  Accounts receivable -net           4,050          1,354            354                       5,758
  Inventories                        1,200              -              -                       1,200
  Deferred income taxes                256              -              -                         256
  Other                                195            316              8                         519
                                  ____________________________________________________________________
         Total current assets        7,815          1,682            445       (1,700)         8,242


Property, plant and
   equipment - net                   6,693          1,114            241          550 (B)       9,001
                                                                                  403 (A)

Goodwill - net                       4,461              -              -        1,209 (B)       8,463
                                                                                2,793 (A)

Patent - net                         1,176              -              -            -           1,176
                                   ____________________________________________________________________

      Total assets                $ 20,145        $ 2,796          $  686      $ 3,255       $ 26,882
                                   ====================================================================

               SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES
                 UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
                                JUNE 30, 1996
                                (in thousands)
                                  Continued

                                  Historical     Historical     Historical    Pro forma
                                   Superior      Dimensional      Baytron     Adjustments   Pro forma
                                 ____________  ______________  ____________ ______________ ___________

LIABILITIES & STOCKHOLDERS' EQUITY

Current liabilities:
  Notes payable - bank            $     94       $    351       $    12        $ ( 900) (B)   $  1,357
  Accounts Payable                     734            879            29              -           1,642
  Notes payable - other              1,396             50             -              -           1,446
  Unearned income                      738              -             -              -             738
  Accrued expenses                     642              -             -              -             642
  Income taxes payable               1,215              -             -              -           1,215
  Other                                200              -             -              -             200
                                  ______________________________________________________________________

       Total current liabilities     5,019          1,280            41           (900)           7,240
                                  ______________________________________________________________________
Notes payable                            -            265             -           (250) (A)         515
Deferred income taxes                  408              -            43           (161) (B)       1,121
                                                                                  (509) (A)

Stockholders' equity:
  Common stock                          17              18           23             23  (B)          19
                                                                                    (1) (B)
                                                                                    18  (A)
                                                                                    (1) (A)
  Additional paid in capital        16,265               -            -         (1,099) (B)      19,551
                                                                                (2,187) (A)

  Retained earnings (deficit)       (1,564)          1,233           579           579 (B)       (1,564)
                                                                                 1,233 (A)
                                  ________________________________________________________________________


   Total stockholder equity         14,718           1,251           602        (1,435)          18,006
                                  _________________________________________________________________________
   Total liabilities &
        stockholders' equity      $ 20,145        $  2,796       $   686     $  (3,255)       $  26,882
                                  =========================================================================

               SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES
             UNAUDITED PRO FORMA CONDENSED STATEMENT OF EARNINGS
                    FOR THE SIX MONTHS ENDED JUNE 30, 1996
                     (in thousands except per share data)
                                 (unaudited)


                                  Historical     Historical     Historical    Pro forma
                                   Superior      Dimensional      Baytron     Adjustments   Pro forma
                                 ____________  ______________  ____________ ______________ ___________

Revenues                          $  9,330       $  2,353       $  1,115           -         $ 12,798
                                  _____________________________________________________________________

Costs and expenses:
  Costs of services                  4,413          1,224            253                        5,890
  Depreciation & Amortization          590             78             34       $ (15) (I)         811
                                                                                  23  (L)
                                                                                  30  (K)
                                                                                  71  (H)


General and administrative           2,189            848            716           -            3,753

   Total costs and expenses          7,192          2,150          1,003         109           10,454
                                  ______________________________________________________________________
Income from operations               2,138            203            112        (109)           2,344

Other Income (expense):
  Interest expense                     (48)           (31)            (7)          -              (86)
  Other                                180              -              -           -              180
                                  _______________________________________________________________________
    Income before income tax         2,270            172            105        (109)           2,438
                                                                                 131 (J)
Provision for income taxes             681              -              -          30 (M)          842
                                  ________________________________________________________________________

     Net income                    $ 1,589          $ 172          $ 105       $(270)        $  1,596
                                  ========================================================================

Net income (loss) per Common
 Share and Common Share
    Equivalent                     $   .09                                                     $    .09
                                  ============                                                 ============
Weighted Average Shares
  Outstanding                   17,079,763                                                   18,629,763
                                ===============                                              ==============

                         SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES
                      UNAUDITED PRO FORM A CONDENSED STATEMENT OF EARNINGS
                              FOR THE YEAR ENDED DECEMBER 31, 1995
                             (in thousands except per share data)
                                         (unaudited)

                                                                     Superior
                      Historical Historical Historical   ProForma      after        Historical Historical Pro Forma
                      Superior   Small's    Oil Stop   Adjustments Reorganization  Dimensional  Bayton  Adjustments  Pro Forma
______________________________________________________________________________________________________________________________
Revenues              $ 12,338   $6,020     $1,969        580(O)    $19,747        $4,123     $ 2,000       --       $25,870
                      ________________________________________________________________________________________________________

Costs and expenses:
 Cost of
   Services              7,487    5,528        575    (1,118)(O)     12,472          3,028         500    $   35  (H)  16,000
Depreciation and           259    1,596        244       229 (F)      2,036            181          79       (55) (L)   2,478
  amortization                                          (464)(D)                                              60  (I)
                                                         172 (C)                                             142  (K)



Impairment of long-
  lived assets           4,042      --          --        --          4,042             --          --         --       4,042
General and
  administrative         3,258      287        980       250 (E)      4,775            861        1,053                 6,689
                     __________________________________________________________________________________________________________

  Total costs and
    expenses            15,046    7,411      1,799      (931)         23,325          4,070        1,632      182       29,209
                     __________________________________________________________________________________________________________

Income (loss) from
   operations           (2,708)  (1,391)       170       351         (3,578)            53          368     (182)      (3,339)
Other income (expense):
  Interest expense         (86)     (422)      (82)     (422)          (168)           (62)         (23)      --         (253)
  Other                     79         2        --        --             81             --           --       --           81
                     __________________________________________________________________________________________________________

Income (loss) before
   income tax           (2,715)  (1,811)        88       773         (3,665)            (9)         345     (182)      (3,511)

Provision for income
  tax                      131      (69)        37       116(G)          215             --          33       82 (M)      347
                                                                                                              17 (J)
                     __________________________________________________________________________________________________________


Net income(loss)       $(2,846)  $(1,742)   $   51     $  657       $ (3,880)        $  (9)     $  312    $ (281)      $(3,858)
                     ==========================================================================================================

Net income (loss) as adjusted
 for pro-forma income taxes:
  Income (loss) before
   income taxes as per
    above             $(2,846)                                                                                        $(3,858)
  Pro forma income
    taxes                 640                                                                                             640
                      _________                                                                                       _________
Net income (loss) as
  adjusted pro forma
  income taxes        $(3,355)                                                                                        $(4,498)
                      =========                                                                                       =========
Net income (loss) per
   common share and
   common share
   equivalent         $  (.38)                                                                                        $  (.43)
                      =========                                                                                       =========
  Weighted average shares
   outstanding       8,847,946                                                                                        10,397,946
                     ==========                                                                                       ==========

         NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION


A. To reflect the purchase price adjustments related to the acquisition of Dimensional Oil Field Services, Inc. The purchase price is the sum of $1,500,000 in cash, a promissory note of $1,000,000 and 1,000,000 Common Shares at the current approximate $2 3/16 market price at the date of purchase. Promissory notes having an aggregate value of $750,000 are subject to certain minimum earnings requirements and are not reflected in the purchase price which approximates $3,984,000. The property, plant and equipment of Dimensional were valued at their estimated fair market value of approximately $1,517,000. Deferred taxes have been provided for the difference between the book and tax basis of the property, plant and equipment acquired. The remaining assets and liabilities approximated their fair values. The excess purchase price over the fair value of the net assets of Dimensional at September 15, 1996 of approximately $2,793,000 was allocated to goodwill to be amortized over 20 years.

B. To reflect the purchase price adjustments related to the acquisition of Baytron, Inc. The purchase price is the sum of $1.1 million in cash and 550,000 Common Shares at the current approximate $2.00 market price at date of purchase for a total purchase price of $2,200,000. The property, plant and equipment of Baytron were valued at their estimated fair market value of approximately $791,000. Deferred taxes have been provided for the difference between the book and tax basis of the property, plant and equipment acquired. The remaining assets and liabilities approximated their fair values. The excess purchase price over the fair value of the net assets of Baytron at July 31, 1996 of $1,209,000 was allocated to goodwill to be amortized over 20 years.

C.    To reflect the amortization of goodwill associated with Small's.

D.    To  reflect  the  adjustment   to   depreciation   associated  with  the
      application of purchase accounting to Small's property, plant and equipment.

E.    To   reflect   an   adjust   for   compensation  associated   with   the
      Reorganization.

F.    To reflect the amortization of goodwill associated with Oil Stop.

G. To provide income tax expense on a pro forma basis for Oil Stop and Small's.

H.    To reflect the amortization of goodwill associated with Dimensional.

I. To reflect the additional depreciation associated with the application of purchase accounting to Dimensional's fixed assets.

J.    To provide income tax expense on the pro forma income of Dimensional.

K.    To reflect the amortization of goodwill associated with Baytron.

L. To reflect the additional depreciation associated with the application of purchase accounting to Baytron's fixed assets.

M.    To provide income tax expense on the pro form income of Baytron.

N.    Represents loss from continuing operations.

O. To eliminate revenues and cost of services of Small's and Oil Stop included in historical Superior from the date of the acquisition.

     No dealer, salesperson or
any  other   person  has  been
authorized   to    give    any
information  or  to  make  any
representation  other  than is                            [LOGO]
contained  in this Prospectus,
and, if given  or  made,  such
information  or representation
must  not  be relied  upon  as
having  been   authorized   by
Superior.      Neither     the                          6,296,251 Shares
delivery  of  this  Prospectus
nor  any  sale  made hereunder
shall  under any circumstances                          Superior Energy
create  any  implication  that                            Services, Inc.
there has  been  no  change in
the affairs of Superior  since
any  of  the dates as to which
information    is    furnished
herein   or   since  the  date
hereof.  This Prospectus  does
not  constitute  an  offer  to                             Common Stock
sell  or  a solicitation of an
offer  to  buy   any   of  the
securities  offered hereby  to
any   person   or    in    any
jurisdiction   in  which  such
offer or solicitation  is  not
authorized  or  in  which  the                           ______________
person  making  the  offer  or
solicitation  is not qualified                             PROSPECTUS
to  do  so,  or to  make  such                           ______________
offer or solicitation  in such
jurisdiction.
____________________





TABLE OF CONTENTS
                            Page
                                                        January 10, 1997
Available  Information .....  3
Prospectus  Summary.........  4
The  Company................  4
Risk Factors................  6
Use of Proceeds.............  8
Dividends and Price Range of
  Common Stock..............  8
Capitalization..............  9
Management's Discussion  and
  Analysis of Financial
  Condition and Results
  of Operations............. 10
Business.................... 12
Management.................. 14
Principal Stockholders...... 17
Description of Capital
  Stock..................... 18
Plan of Distribution........ 21
Legal Matters............... 21
Experts..................... 22
Index to Consolidated
 Financial Statements.......F-1